SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco – União de Bancos Brasileiros S.A.
_____________________________________________________

     Individual and Consolidated
Quarterly Information for the
Quarter Ended June 30, 2007 and
Auditors’ Independent Report

Unibanco - União de Bancos Brasileiros S.A.

Report of Independent Accountants
on the Limited Review

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and Unibanco - União de Bancos Brasileiros S.A. and subsidiary companies (Unibanco Consolidated) for the quarters ended June 30, 2007, March 31, 2007 and June 30, 2006 and the six-month periods ended June 30, 2007 and 2006. This information is the responsibility of the Company’s management.

2
Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco and subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco and subsidiary companies.

3
Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned Quarterly Information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4
Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 23 to provide supplementary information with respect to Unibanco - União de Bancos Brasileiros S.A. and Unibanco Consolidated, are not required as an integral part of these quarterly financial statements. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited reviews, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5
The limited review of the Quarterly Information (ITR) for the quarter ended June 30, 2007 was conducted in connection with the audit of the financial statements of Unibanco and Unibanco Consolidated, on which we issued an unqualified opinion dated August 8, 2007.

São Paulo, August 8, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION – ITR	DATE – JUNE 30, 2007	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-4195	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4967	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 – 4th Floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3097-1980	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3097-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2007	Dec 31, 2007	2	April 1, 2007	June 30, 2007	1	Jan 1, 2007	March 31, 2007

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sérgio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER June 30, 2007	2 - PRIOR QUARTER March 31, 2007	3 - SAME QUARTER PRIOR YEAR June 30, 2006
Paid-Up Capital
1 – Common	1,511,316,336	1,511,316,336	1,511,316,336
2 – Preferred	1,296,439,472	1,296,439,472	1,296,439,472
3 – Total	2,807,755,808	2,807,755,808	2,807,755,808
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	4,089,060	5,190,280	9,960,856
6 – Total	4,089,060	5,190,280	9,960,856

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 124 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	03/29/2007	Interest on own capital	04/30/2007	ON	0.0388235000
02	RCA	03/29/2007	Interest on own capital	04/30/2007	PN	0.0427059000
03	RCA	07/20/2007	Interest on own capital	07/31/2007	ON	0.0388235000
04	RCA	07/20/2007	Interest on own capital	07/31/2007	PN	0.0427059000
05	RCA	07/20/2007	Interest on own capital	07/31/2007	ON	0.0839185000
06	RCA	07/20/2007	Interest on own capital	07/31/2007	PN	0.0923104000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE August 9, 2007	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2007
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	June 30, 2007	March 31, 2007

CURRENT ASSETS	82,807,864	71,598,650

CASH AND DUE FROM BANKS	1,451,457	1,617,188

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	33,832,149	22,591,203
Securities purchased under resale agreements	22,299,835	11,299,448
Interbank deposits	11,439,683	11,183,537
Foreign currency investments	92,631	108,218

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	12,107,313	12,632,945
Own portfolio	6,338,304	3,907,408
Subject to repurchase commitments	3,526,266	7,105,924
Pledged with Brazilian Central Bank	1,011,754	-
Pledged under guarantees rendered	344,882	904,997
Unrestricted notes	-	28,847
Derivative financial instruments (5(f))	886,107	685,769

INTERBANK ACCOUNTS	5,546,772	5,735,328
Payments and receipts pending settlement	594,211	683,425
Compulsory deposits:
- Brazilian Central Bank	4,923,848	5,028,286
- National Housing System - SFH	1,272	1,100
Correspondent banks	27,441	22,517

INTERDEPARTMENTAL ACCOUNTS	76,543	63,120
Third-party funds in transit	212	1,334
Internal transfers of funds	76,331	61,786

LENDING OPERATIONS	19,700,489	18,166,462
Lending operations: (Note 6(a))
- Public sector	203,993	329,028
- Private sector	20,386,092	18,866,945
Allowance for losses on lending (Note 6(d))	(889,596)	(1,029,511)

LEASING OPERATIONS	48,078	38,338
Leasing operations: (Note 6(a))
- Private sector	48,384	38,531
Allowance for losses on leasing (Note 6(d))	(306)	(193)

OTHER CREDITS	9,647,173	10,372,977
Foreign exchange portfolio (Note 7(a))	6,799,271	8,892,333
Income receivable	511,438	117,337
Negotiation and intermediation of securities	4,508	111,326
Deferred tax (Note 19(a))	711,978	647,577
Prepaid taxes	332,859	202,991
Sundry (Note 8)	1,329,846	428,998
Allowance for losses on other credits (Note 6(d))	(42,727)	(27,585)

OTHER ASSETS	397,890	381,089
Other assets	165,148	162,255
Allowance for losses on other assets	(28,802)	(28,424)
Prepaid expenses (Note 9)	261,544	247,258

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	June 30, 2007	March 31, 2007

LONG-TERM ASSETS	39,138,509	35,813,369

INTERBANK INVESTMENTS (Note 4)	1,215,520	1,262,960
Interbank deposits	1,215,520	1,262,960

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	20,340,323	19,580,909
Own portfolio	2,444,889	4,523,496
Subject to repurchase commitments	15,832,402	14,448,716
Pledged under guarantees rendered	1,580,840	243,831
Derivative financial instruments (5 Note(f))	482,192	364,866

INTERBANK ACCOUNTS	54,527	53,714
Compulsory deposits:
- National Housing System - SFH	54,527	53,714

LENDING OPERATIONS	13,772,165	12,076,245
Lending operations: (Note 6(a))
- Public sector	740,341	643,528
- Private sector	13,540,023	11,960,081
Allowance for losses on lending (Note 6(d))	(508,199)	(527,364)

LEASING OPERATIONS	60,627	43,152
Leasing operations: (Note 6(a))
- Private sector	61,014	43,369
Allowance for losses on leasing (Note 6(d))	(387)	(217)

OTHER CREDITS	3,233,899	2,379,177
Receivables on guarantees honored	37,772	38,281
Foreign exchange portfolio (Note 7(a))	539,282	23,750
Income receivable	30,131	34,625
Deferred tax (Note 19(a))	1,235,339	733,279
Prepaid taxes	20,062	129,858
Sundry (Note 8)	1,378,331	1,425,240
Allowance for losses on other credits (Note 6(d))	(7,018)	(5,856)

OTHER ASSETS	461,448	417,212
Prepaid expenses (Note 9)	461,448	417,212

PERMANENT ASSETS	12,580,478	12,148,230

INVESTMENTS	11,715,250	11,280,621
Investments in associated companies (Note 11(a))	11,587,585	11,145,914
-Local	8,382,407	7,863,378
-Foreign	3,205,178	3,282,536
Goodwill on acquisitions of subsidiary companies (Note 11(b))	84,719	89,700
Other investments	71,545	75,742
Allowance for losses	(28,599)	(30,735)

FIXED ASSETS	355,248	351,130
Land and buildings in use	183,661	183,336
Other fixed assets	943,099	922,460
Accumulated depreciation	(771,512)	(754,666)

DEFERRED CHARGES	509,980	516,479
Organization and expansion costs	971,768	942,044
Accumulated amortization	(461,788)	(425,565)

T O T A L	134,526,851	119,560,249

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	June 30, 2007	March 31, 2007

CURRENT LIABILITIES	69,092,808	61,098,052

DEPOSITS	21,461,548	22,279,364
Demand deposits	4,484,726	3,829,517
Savings deposits	7,588,623	7,022,910
Interbank deposits	1,444,530	1,097,895
Time deposits	7,862,782	10,267,476
Other deposits	80,887	61,566

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	26,951,596	17,818,785
Own portfolio	12,214,795	15,564,607
Third parties portfolio	14,736,801	2,225,348
Unrestricted portfolio	-	28,830

RESOURCES FROM SECURITIES ISSUED (Note 12)	2,986,651	2,842,276
Mortgage notes	151,121	383,314
Real estate notes	778,185	897,320
Debentures	15,334	-
Securities abroad	2,042,011	1,561,642

INTERBANK ACCOUNTS	668,926	684,532
Receipts and payments pending settlement	585,196	625,331
Correspondent banks	83,730	59,201

INTERDEPARTMENTAL ACCOUNTS	437,701	439,054
Third-party funds in transit	432,755	432,669
Internal transfers of funds	4,946	6,385

BORROWINGS (Note 13)	3,266,499	2,610,564
Borrowings in Brazil - governmental agencies	115	187
Foreign borrowings	3,266,384	2,610,377

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	1,987,943	1,901,647
BNDES (National Economic Development Bank)	1,139,684	948,363
FINAME (National Industrial Financing Authority)	814,896	836,070
Other	33,363	117,214

FOREIGN ONLENDINGS (Note 13)	6,970	17,346
Foreign onlendings	6,970	17,346

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	2,570,359	1,754,099
Derivative financial instruments	2,570,359	1,754,099

OTHER LIABILITIES	8,754,615	10,750,385
Collection of taxes and social contributions	1,076,872	1,268,528
Foreign exchange portfolio (Note 7(a))	5,493,863	7,636,048
Social and statutory (Note 14)	652,602	334,139
Taxes and social security	368,825	206,530
Negotiation and intermediation of securities	350,753	167,872
Subordinated debt (Note 15(b))	16,183	456,721
Sundry (Note 15(c))	795,517	680,547

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	June 30, 2007	March 31, 2007

LONG-TERM LIABILITIES	54,621,077	48,166,157

DEPOSITS	26,608,390	26,268,822
Interbank deposits	13,239,802	12,656,705
Time deposits	13,368,588	13,612,117

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,309,062	6,340,756
Own portfolio	7,309,062	6,340,756

RESOURCES FROM SECURITIES ISSUED (Note 12)	5,397,368	4,432,202
Real estate notes	55	6,226
Debentures	1,249,386	-
Securities abroad	4,147,927	4,425,976

BORROWINGS (Note 13)	1,107,692	1,306,632
Borrowings in Brazil - governmental agencies	300	487
Foreign borrowings	1,107,392	1,306,145

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	4,466,015	3,747,599
BNDES (National Economic Development Bank)	2,432,860	2,176,476
FINAME (National Industrial Financing Authority)	1,858,373	1,441,148
Other	174,782	129,975

FOREIGN ONLENDINGS (Note 13)	15,518	44,167
Foreign onlendings	15,518	44,167

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	756,247	167,310
Derivative financial instruments	756,247	167,310

OTHER LIABILITIES	8,960,785	5,858,669
Foreign exchange portfolio (Note 7(a))	539,599	23,951
Allowance for tax contingencies (Note 14)	1,509,092	1,177,325
Taxes and social security (Note 14)	42,632	44,227
Negotiation and intermediation of securities	91,710	-
Subordinated debt (Note 15(b))	4,133,002	2,781,644
Sundry (Note 15(c))	2,644,750	1,831,522

DEFERRED INCOME	15,074	9,949
Deferred income	15,074	9,949

STOCKHOLDERS' EQUITY (Note 17)	10,797,892	10,286,091
Capital:	8,000,000	8,000,000
- Local residents	5,598,844	5,493,861
- Foreign residents	2,401,156	2,506,139
Capital reserves	160,745	160,292
Revaluation reserve on subsidiaries	5,313	5,347
Revenue reserves	2,722,845	1,893,802
Unrealized gains and losses - marketable securities and
derivative financial instruments	(62,665)	(76,890)
Treasury stock	(28,346)	(33,055)
Retained earnings	-	336,595

T O T A L	134,526,851	119,560,249

The accompanying notes are an integral part of these financial statements.

INDIVIDUAL STATEMENTS OF INCOME	Corporate Legislation
(Amounts expressed in thousands of Reais, except per share data)

	From April 1, 2007 to June 30, 2007	From January 1, 2007 to June 30, 2007	From April 1, 2006 to June 30, 2006	From January 1, 2006 to June 30, 2006

REVENUE FROM FINANCIAL INTERMEDIATION	3,440,595	6,827,698	2,973,569	6,418,954
Lending operations	1,389,673	2,877,051	1,502,390	3,128,886
Leasing operations	3,352	6,859	-	-
Marketable securities	1,728,772	3,272,801	1,302,424	2,694,213
Derivative financial instruments	185,807	303,428	143,797	435,326
Foreign exchange transactions (Note 7(b))	31,258	159,283	(96,086)	(94,025)
Compulsory deposits	101,733	208,276	121,044	254,554

EXPENSES ON FINANCIAL INTERMEDIATION	(2,165,677)	(4,437,989)	(1,909,985)	(4,182,838)
Deposits and securities sold	(1,830,662)	(3,617,375)	(1,615,849)	(3,524,908)
Borrowings and onlendings	(103,038)	(340,223)	(12,402)	(123,909)
Provision for credit losses (Note 6(f))	(231,977)	(480,391)	(281,734)	(534,021)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,274,918	2,389,709	1,063,584	2,236,116

OTHER OPERATING INCOME (EXPENSES)	(442,138)	(861,373)	(342,946)	(822,782)
Services rendered	489,741	1,034,155	486,034	926,668
Salaries, benefits, training and social security	(434,382)	(856,132)	(423,444)	(854,653)
Other administrative expenses	(434,157)	(859,104)	(423,661)	(834,401)
Financial transaction and other taxes	(155,494)	(307,375)	(148,423)	(293,233)
Equity in the results of associated companies (Note 11(a))	453,317	948,682	303,159	627,138
Other operating income (Note 18(a))	(11,296)	3,410	48,151	77,136
Other operating expenses (Note 18(b))	(349,867)	(825,009)	(184,762)	(471,437)

OPERATING INCOME	832,780	1,528,336	720,638	1,413,334

Profit from non-recurring events (Note 26)	203,400	203,400	-	-

Non-operating income (expenses)	(8,212)	(10,074)	(9,848)	(15,958)
Income	3,344	8,056	2,263	4,656
Expenses	(11,556)	(18,130)	(12,111)	(20,614)

INCOME BEFORE TAXES AND PROFIT SHARING	1,027,968	1,721,662	710,790	1,397,376

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(76,339)	(101,878)	(67,376)	(142,362)
Provision for income tax	(246,276)	(271,704)	(57,695)	(171,878)
Provision for social contribution	(64,914)	(78,145)	(28,042)	(69,500)
Deferred tax asset change	234,851	247,971	18,361	99,016

PROFIT SHARING	(111,064)	(198,224)	(95,504)	(186,659)
Management	(9,635)	(17,666)	(12,711)	(13,697)
Employees	(101,429)	(180,558)	(82,793)	(172,962)

NET INCOME FOR THE PERIOD	840,565	1,421,560	547,910	1,068,355

Number of outstanding shares (Note 17(a))	2,803,666,748	2,803,666,748	2,797,794,952	2,797,794,952
Net income shares: R$	0.30	0.51	0.20	0.38

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	June 30, 2007	March 31, 2007

CURRENT ASSETS	95,725,823	84,559,173

CASH AND DUE FROM BANKS	1,837,149	1,788,773

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	27,019,804	15,778,555
Securities purchased under resale agreements	22,407,210	11,285,976
Interbank deposits	4,519,963	4,384,361
Foreign currency investments	92,631	108,218

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	18,480,042	19,358,267
Own portfolio	12,474,101	10,383,553
Subject to repurchase commitments	3,531,592	7,109,435
Pledged with Brazilian Central Bank	1,040,019	27,466
Pledged under guarantees rendered	536,371	1,104,504
Unrestricted notes	-	28,847
Derivative financial instruments (Note 5(f))	897,959	704,462

INTERBANK ACCOUNTS	5,728,778	5,918,811
Payments and receipts pending settlement	615,040	704,058
Compulsory deposits:
- Brazilian Central Bank	5,077,027	5,186,369
- National Housing System - SFH	1,272	1,100
Correspondent banks	35,439	27,284

INTERDEPARTMENTAL ACCOUNTS	76,736	63,120
Third-party funds in transit	212	1,334
Internal transfers of funds	76,524	61,786

LENDING OPERATIONS	25,501,833	23,885,178
Lending operations: (Note 6(a))
- Public sector	203,993	329,028
- Private sector	27,206,738	25,496,476
Allowance for losses on lending (Note 6(d))	(1,908,898)	(1,940,326)

LEASING OPERATIONS	1,405,716	1,109,612
Leasing operations: (Note 6(a))
- Private sector	1,450,491	1,131,456
Allowance for losses on leasing (Note 6(d))	(44,775)	(21,844)

OTHER CREDITS	14,861,637	15,884,714
Foreign exchange portfolio (Note 7(a))	6,799,271	8,892,333
Income receivable	307,502	346,513
Negotiation and intermediation of securities	901,092	624,753
Deferred tax (Note 19(a))	1,189,956	1,209,988
Receivables from credit card operations	2,621,368	2,306,038
Insurance premium	1,478,279	1,234,383
Prepaid taxes	628,056	454,600
Sundry (Note 8)	1,061,420	917,791
Allowance for losses on other credits (Note 6(d))	(125,307)	(101,685)

OTHER ASSETS	814,128	772,143
Other assets	265,998	251,289
Allowance for losses on other assets	(62,679)	(60,160)
Prepaid expenses (Note 9)	610,809	581,014

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	June 30, 2007	March 31, 2007

LONG-TERM ASSETS	31,425,142	28,134,815

INTERBANK INVESTMENTS (Note 4)	1,104,913	1,210,963
Securities purchased under resale agreements	-	92,878
Interbank deposits	1,104,913	1,118,085

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	7,641,017	7,311,391
Own portfolio	3,391,867	3,539,754
Subject to repurchase commitments	2,568,084	3,062,509
Pledged under guarantees rendered	1,190,133	337,367
Derivative financial instruments (Note 5(f))	490,933	371,761

INTERBANK ACCOUNTS	54,527	53,714
Compulsory deposits:
- National Housing System - SFH	54,527	53,714

LENDING OPERATIONS	14,404,713	12,821,097
Lending operations: (Note 6(a))
- Public sector	740,341	643,528
- Private sector	14,212,729	12,744,939
Allowance for losses on lending (Note 6(d))	(548,357)	(567,370)

LEASING OPERATIONS	1,857,518	1,374,420
Leasing operations: (Note 6(a))
- Private sector	1,916,775	1,401,560
Allowance for losses on leasing (Note 6(d))	(59,257)	(27,140)

OTHER CREDITS	5,703,790	4,726,137
Receivables on guarantees honored	37,772	38,281
Foreign exchange portfolio (Note 7(a))	539,282	23,750
Income receivable	52,398	49,036
Deferred tax (Note 19(a))	2,234,649	1,581,453
Prepaid taxes	164,346	259,739
Sundry (Note 8)	2,691,052	2,787,093
Allowance for losses on other credits (Note 6(d))	(15,709)	(13,215)

OTHER ASSETS	658,664	637,093
Prepaid expenses (Note 9)	658,664	637,093

PERMANENT ASSETS	2,425,451	2,497,017

INVESTMENTS	885,121	921,273
Investments in associated companies (Note 11(a))	256,185	240,429
-Local	256,185	240,429
Goodwill on acquisitions of subsidiary companies	456,284	501,249
Other investments	243,003	245,918
Allowance for losses	(70,351)	(66,323)

FIXED ASSETS	830,521	857,876
Land and buildings in use	605,627	619,550
Other fixed assets	1,564,400	1,555,467
Accumulated depreciation	(1,339,506)	(1,317,141)

DEFERRED CHARGES	709,809	717,868
Organization and expansion costs	1,355,598	1,323,393
Accumulated amortization	(645,789)	(605,525)

T O T A L	129,576,416	115,191,005

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	June 30, 2007	March 31, 2007

CURRENT LIABILITIES	76,339,114	67,811,164

DEPOSITS	21,573,548	21,526,933
Demand deposits	4,625,641	4,013,060
Savings deposits	8,044,191	7,509,680
Interbank deposits	879,515	567,949
Time deposits	7,943,314	9,374,678
Other deposits	80,887	61,566

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	20,576,405	13,157,869
Own portfolio	11,469,821	11,832,832
Third parties portfolio	9,106,584	1,296,207
Unrestricted portfolio	-	28,830

RESOURCES FROM SECURITIES ISSUED (Note 12)	1,627,752	1,728,885
Mortgage notes	175,126	406,635
Debentures	21,569	28,685
Real estate notes	778,185	897,320
Securities abroad	652,872	396,245

INTERBANK ACCOUNTS	681,777	716,996
Receipts and payments pending settlement	616,046	671,259
Correspondent banks	65,731	45,737

INTERDEPARTMENTAL ACCOUNTS	440,443	441,351
Third-party funds in transit	432,780	432,694
Internal transfers of funds	7,663	8,657

BORROWINGS (Note 13)	3,522,955	2,809,786
Borrowings in Brazil - governmental agencies	115	187
Borrowings in Brazil - other agencies	140,708	140,322
Foreign borrowings	3,382,132	2,669,277

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	2,369,127	2,299,018
BNDES (National Economic Development Bank)	1,139,684	948,363
FINAME (National Industrial Financing Authority)	1,196,080	1,233,442
Other	33,363	117,213

FOREIGN ONLENDINGS (Note 13)	6,970	17,346
Foreign onlendings	6,970	17,346

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	2,588,597	1,766,048
Derivative financial instruments	2,588,597	1,766,048

OTHER LIABILITIES	22,951,540	23,346,932
Collection of taxes and social contributions	1,128,912	1,318,461
Foreign exchange portfolio (Note 7(a))	5,493,863	7,636,048
Social and statutory	709,304	364,371
Taxes and social security (Note 14)	845,677	552,801
Negotiation and intermediation of securities	1,589,351	1,069,574
Technical provisions for insurance, retirement and capitalization plans (Note 15(a))	7,846,452	7,347,227
Subordinated debt (Note 15(b))	16,136	437,215
Payable to merchants - credit card	3,318,900	2,971,711
Sundry (Note 15(c))	2,002,945	1,649,524

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

	June 30,	Marxh 31,
LIABILITIES	2007	2007

LONG-TERM LIABILITIES	40,522,448	36,115,727

DEPOSITS	11,958,473	13,510,677
Time deposits	11,958,473	13,510,677

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,745,225	6,364,842
Own portfolio	6,745,225	6,364,842

RESOURCES FROM SECURITIES ISSUED (Note 12)	2,560,382	1,358,174
Debentures	1,949,386	700,000
Real estate notes	55	6,226
Securities abroad	610,941	651,948

BORROWINGS (Note 13)	1,097,403	1,291,390
Borrowings in Brazil - governmental agencies	300	487
Borrowings in Brazil - other agencies	3,084	2,806
Foreign borrowings	1,094,019	1,288,097

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	4,831,949	4,179,307
BNDES (National Economic Development Bank)	2,432,860	2,176,476
FINAME (National Industrial Financing Authority)	2,224,307	1,872,856
Other	174,782	129,975

FOREIGN ONLENDINGS (Note 13)	15,518	44,167
Foreign onlendings	15,518	44,167

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	756,580	167,310
Derivative financial instruments	756,580	167,310

OTHER LIABILITIES	12,556,918	9,199,860
Foreign exchange portfolio (Note 7(a))	539,599	23,951
Allowance for tax contingencies (Note 14)	2,430,390	2,018,488
Taxes and social security (Note 14)	218,108	158,523
Negotiation and intermediation of securities	91,710	2,250
Technical provisions for insurance, retirement and capitalization plans (Note 15(a))	1,987,134	1,969,837
Subordinated debt (Note 15(b))	4,118,725	2,768,663
Sundry (Note 15(c))	3,171,252	2,258,148

DEFERRED INCOME	32,329	28,574
Deferred income	32,329	28,574

MINORITY INTEREST (Note 11(a)(7))	1,884,633	949,449

STOCKHOLDERS' EQUITY (Note 17)	10,797,892	10,286,091
Capital:	8,000,000	8,000,000
- Local residents	5,598,844	5,493,861
- Foreign residents	2,401,156	2,506,139
Capital reserves	160,745	160,292
Revaluation reserve on subsidiaries	5,313	5,347
Revenue reserves	2,722,845	1,893,802
Unrealized gains and losses - marketable securities and
derivative financial instruments	(62,665)	(76,890)
Treasury stock	(28,346)	(33,055)
Retained earnings	-	336,595

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	12,682,525	11,235,540

T O T A L	129,576,416	115,191,005

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME	Corporate Legislation
(Amounts expressed in thousands of Reais, except per share data)

	From April 1, 2007	From January 1, 2007	From April 1, 2006	From January 1, 2006
	to June 30, 2007	to June 30, 2007	to June 30, 2006	to June 30, 2006

REVENUE FROM FINANCIAL INTERMEDIATION	4,331,425	8,577,179	3,964,352	8,374,015
Lending operations	2,406,646	4,879,110	2,513,339	5,144,793
Leasing operations	137,795	228,305	51,421	90,439
Marketable securities	1,189,208	2,262,861	903,977	1,983,934
Financial results from insurance, pension plans
and annuity products	313,835	595,474	291,328	559,127
Derivative financial instruments	147,585	238,599	178,074	432,826
Foreign exchange transactions (Note 7(b))	33,932	162,956	(95,715)	(93,244)
Compulsory deposits	102,424	209,874	121,928	256,140

EXPENSES ON FINANCIAL INTERMEDIATION	(2,064,774)	(4,255,077)	(2,258,421)	(4,868,649)
Deposits and securities sold	(1,196,563)	(2,404,171)	(1,372,528)	(3,007,032)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(216,601)	(414,636)	(182,413)	(382,005)
Borrowings and onlendings	(106,800)	(367,228)	(36,168)	(169,855)
Provision for credit losses (Note 6(f))	(544,810)	(1,069,042)	(667,312)	(1,309,757)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,266,651	4,322,102	1,705,931	3,505,366

OTHER OPERATING INCOME (EXPENSES)	(1,220,607)	(2,338,576)	(838,126)	(1,803,032)
Services rendered	909,761	1,778,623	900,314	1,763,620
Insurance, annuity products and retirement plans premiums	1,261,202	2,569,468	1,043,446	2,098,927
Changes in technical provision for insurance, annuity products
and retirement plans	(440,133)	(907,492)	(370,313)	(768,021)
Insurance claims	(302,830)	(605,471)	(245,235)	(510,346)
Private retirement plans benefit expenses	(120,732)	(303,959)	(163,533)	(346,774)
Selling, other insurance and private retirement plans expenses	(183,301)	(364,396)	(108,517)	(201,921)
Credit card selling expenses	(59,675)	(126,246)	(64,910)	(143,871)
Salaries, benefits, training and social security	(561,199)	(1,102,240)	(544,421)	(1,086,283)
Other administrative expenses	(856,781)	(1,699,363)	(828,842)	(1,642,148)
Financial transaction and other taxes	(316,714)	(605,122)	(262,632)	(502,040)
Equity in the results of associated companies (Note 11(a))	10,613	21,329	18,998	35,053
Other operating income (Note 18(a))	27,533	95,303	64,841	104,288
Other operating expenses (Note 18(b))	(588,351)	(1,089,010)	(277,322)	(603,516)

OPERATING INCOME AFTER NON-RECURRING EVENTS	1,046,044	1,983,526	867,805	1,702,334

Profit from non-recurring events (Note 26)	203,400	203,400	-	-

Non-operating income (expenses)	(5,970)	(6,212)	682	(1,925)
Income	13,084	25,352	18,631	29,659
Expenses	(19,054)	(31,564)	(17,949)	(31,584)

INCOME BEFORE TAXES AND PROFIT SHARING	1,243,474	2,180,714	868,487	1,700,409

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(221,836)	(431,579)	(158,465)	(305,813)
Provision for income tax	(406,712)	(557,049)	(148,963)	(332,756)
Provision for social contribution	(130,984)	(188,363)	(52,094)	(111,235)
Deferred tax asset change	315,860	313,833	42,592	138,178

PROFIT SHARING	(135,505)	(243,245)	(109,725)	(221,603)
Management	(9,715)	(17,819)	(12,711)	(13,697)
Employees	(125,790)	(225,426)	(97,014)	(207,906)

INCOME BEFORE MINORITY INTEREST	886,133	1,505,890	600,297	1,172,993

MINORITY INTEREST	(45,568)	(84,330)	(52,387)	(104,638)

NET INCOME FOR THE PERIOD	840,565	1,421,560	547,910	1,068,355

Number of outstanding shares (Note 17(a))	2,803,666,748	2,803,666,748	2,797,794,952	2,797,794,952
Net income shares: R$	0.30	0.51	0.20	0.38

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2007	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE QUARTERLY INFORMATION
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. As from September 2006, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 9).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (2006 - up to ten years) – see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose vesting event has not occurred has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007
Securities purchased under resale agreements	22,299,835	11,299,448	22,407,210	11,378,854
Own position	6,210,018	9,074,099	6,317,393	9,153,505
- Treasury bills	4,166,442	7,567,829	4,181,962	7,637,439
- Treasury notes	1,778,356	780,125	1,788,011	780,125
- Other	265,220	726,145	347,420	735,941
Financial Position	14,736,801	2,225,349	14,736,801	2,225,349
- Treasury bills	10,719,727	2,075,327	10,719,727	2,075,327
- Treasury notes	1,594,404	-	1,594,404	-
- Other	2,422,670	150,022	2,422,670	150,022
Settlement and clearing chamber	1,353,016	-	1,353,016	-
Interbank deposits	12,655,203	12,446,497	5,624,876	5,502,446
Foreign currency investments	92,631	108,218	92,631	108,218
Total	35,047,669	23,854,163	28,124,717	16,989,518
Current	33,832,149	22,591,203	27,019,804	15,778,555
Long-term	1,215,520	1,262,960	1,104,913	1,210,963

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
Marketable Securities	2007	2007	2007	2007
Trading assets	4,391,974	3,906,668	10,382,200	10,318,095
Available for sale	25,236,629	25,671,638	11,646,217	12,419,159
Held to maturity	1,450,734	1,584,913	2,703,750	2,856,181
Subtotal	31,079,337	31,163,219	24,732,167	25,593,435
Derivative financial instruments	1,368,299	1,050,635	1,388,892	1,076,223
Total	32,447,636	32,213,854	26,121,059	26,669,658
Current	12,107,313	12,632,945	18,480,042	19,358,267
Long-term	20,340,323	19,580,909	7,641,017	7,311,391

(b) Trading assets

			Unibanco

	June 30, 2007		March 31, 2007

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,895,749	3,904,239	3,466,698	3,483,860
Treasury bills	3,080,516	3,081,552	2,300,865	2,305,004
Financial treasury bills	198,228	198,187	210,823	210,792
Treasury notes	617,005	624,500	955,010	968,064
Bank debt securities	105 ,128	105,128	72,983	73,243
Cor porate debt securities	55,348	61,909	53,104	58,908
Debentures	55,348	61,909	53,104	58,908
Mutual funds	142 ,594	142,594	167,289	167,289
Other	168 ,603	178,104	119,514	123,368
Total	4,367,422	4,391,974	3,879,588	3,906,668

			Unibanco Consolidated

	June 30, 2007		March 31, 2007

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	7,203,379	7,249,167	7,391,215	7,445,189
Treasury bills	4,649,903	4,658,877	4,228,156	4,242,490
Financial treasury bills	555,388	555,416	525,316	525,475
Treasury notes	1,992,915	2,029,826	2,632,473	2,672,059
Other	5,173	5,048	5,270	5,165
Brazilian sovereign bonds	137,815	137,755	214,996	215,111
Bank debt securities	1,032,889	1,031,957	971,339	971,599
Eurobonds	158,055	157,123	122,569	122,829
Time deposits	874,834	874,834	848,770	848,770
Corporate debt securities	370,663	376,462	351,651	356,143
Debentures	300,930	307,404	302,493	307,048
Eurobonds	69,733	69,058	49,158	49,095
Mutual funds	799 ,509	799,509	665,602	665,602
Other	731,896	787,350	635,476	664,451
Total	10,276,151	10,382,200	10,230,279	10,318,095

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

		June 30, 2007			March 31, 2007

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	4,472,312	(2,845)	4,469,467	6,163,469	(7,956)	6,155,513
Financial treasury bills	288,522	(21)	288,501	294,886	(37)	294,849
Treasury bills	3,892,840	4,643	3,897,483	5,676,536	3,450	5,679,986
Treasury notes	247,899	600	248,499	149,840	558	150,398
Treasury Bonds	3,362	(615)	2,747	3,297	(404)	2,893
Other	39,689	(7,452)	32,237	38,910	(11,523)	27,387
Foreign government	2,448,244	14,749	2,462,993	2,018,447	10,031	2,028,478
Brazilian sovereign bonds	1,610,393	14,441	1,624,834	1,324,070	57,734	1,381,804
Bank debt securities	14,565,862	2,983	14,568,845	14,160,082	965	14,161,047
Debentures, eurobonds and other	14,565,862	2,983	14,568,845	14,160,082	965	14,161,047
Corporate debt securities	1,858,210	61,620	1,919,830	1,872,600	47,740	1,920,340
Debentures, eurobonds and other	1,858,210	61,620	1,919,830	1,872,600	47,740	1,920,340
Mutual funds	9,834	-	9,834	10,094	-	10,094
Marketable equity securities	226,026	(45,200)	180,826	35,781	(21,419)	14,362
Total	25,190,881	45,748	25,236,629	25,584,543	87,095	25,671,638

	Unibanco Consolidated

		June 30, 2007			March 31, 2007

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	4,814,069	(3,588)	4,810,481	6,533,989	(160)	6,533,829
Financial treasury bills	578,767	(45)	578,722	548,270	(35)	548,235
Treasury bills	3,892,840	4,643	3,897,483	5,705,045	3,751	5,708,796
Treasury notes	299,350	(102)	299,248	238,408	8,068	246,476
Treasury Bonds	3,362	(615)	2,747	3,297	(404)	2,893
Other	39,750	(7,469)	32,281	38,969	(11,540)	27,429
Foreign government	2,449,160	14,749	2,463,909	2,018,447	10,031	2,028,478
Brazilian sovereign bonds	1,610,393	14,441	1,624,834	1,324,070	57,734	1,381,804
Bank debt securities	341,357	2,951	344,308	304,388	938	305,326
Debentures, eurobonds and other	341,357	2,951	344,308	304,388	938	305,326
Corporate debt securities	2,049,996	64,820	2,114,816	2,087,600	(24,313)	2,063,287
Debentures, eurobonds and other	2,049,996	64,820	2,114,816	2,087,600	(24,313)	2,063,287
Mutual funds	12,861	-	12,861	19,382	-	19,382
Marketable equity securities	319,002	(43,994)	275,008	121,526	(34,473)	87,053
Total	11,596,838	49,379	11,646,217	12,409,402	9,757	12,419,159

(ii) By maturity:

			Unibanco

	June 30, 2007		March 31, 2007

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	836,144	838,585	312,288	315,333
Between 3 months and 1 year	5,351,812	5,377,377	7,307,387	7,321,960
Between 1 and 3 years	1,545,323	1,557,732	1,557,493	1,567,463
Between 3 and 5 years	837,448	874,488	587,074	618,019
Between 5 and 15 years	15,015,482	15,012,086	14,668,429	14,665,795
More than 15 years	1,368,812	1,385,701	1,105,997	1,158,612
No stated maturity (1)	235,860	190,660	45,875	24,456
Total	25,190,881	25,236,629	25,584,543	25,671,638

			Unibanco Consolidated

	June 30, 2007		March 31, 2007

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	987,670	990,093	469,742	398,307
Between 3 months and 1 year	5,473,641	5,499,311	7,416,265	7,429,704
Between 1 and 3 years	1,716,987	1,729,517	1,746,941	1,758,514
Between 3 and 5 years	884,582	924,574	633,422	666,584
Between 5 and 15 years	833,283	829,152	883,770	887,053
More than 15 years	1,368,812	1,385,701	1,118,354	1,172,562
No stated maturity (1)	331,863	287,869	140,908	106,435
Total	11,596,838	11,646,217	12,409,402	12,419,159
___________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007

Issuer/Type of investment				Amortized cost

Federal government	1,098	1,534	1,219,347	1,235,433
Treasury notes	836	1,259	1,219,085	1,212,653
Treasury bills	-	-	-	22,505
Other	262	275	262	275
Brazilian sovereign bonds	1,375,228	1,467,416	1,402,041	1,497,046
Bank debt securities	28,648	66,416	28,648	66,416
Eurobonds	28,648	66,416	28,648	66,416
Corporate debt securities	45,760	49,547	53,714	57,286
Debentures	-	-	7,954	7,739
Eurobonds and other	45,760	49,547	45,760	49,547
Total	1,450,734	1,584,913	2,703,750	2,856,181
Market value	1,578,090	1,753,329	3,137,807	3,165,566

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007

Maturity				Amortized cost

Less than 3 months	223,902	65,335	223,902	65,335
Between 3 months and 1 year	198,708	313,424	198,708	335,929
Between 1 and 3 years	190,099	243,755	217,190	244,033
Between 3 and 5 years	618,014	473,985	625,968	511,355
Between 5 and 15 years	219,874	488,268	829,553	1,104,945
More than 15 years	137	146	608,429	594,584
Total	1,450,734	1,584,913	2,703,750	2,856,181

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	Notional value		Amortized cost	Fair value adjustment	Fair value

	June 30,	March 31,	June 30,	June 30,	June 30,	March 31,
	2007	2007	2007	2007	2007	2007
Futures contracts	86,447,879	67,986,539	-	-	-	-
Purchase	39,518,111	34,058,420	-	-	-	-
Currencies	3,051,407	1,720,060	-	-	-	-
Interbank interest rate	36,414,683	32,263,503	-	-	-	-
Other	52,021	74,857	-	-	-	-
Sale	46,929,768	33,928,119	-	-	-	-
Currencies	5,278,261	3,001,587	-	-	-	-
Interbank interest rate	41,579,457	30,770,124	-	-	-	-
Other	72,050	156,408	-	-	-	-
Swap contracts	17,332,952	15,144,140	(1,050,510)	36,176	(1,014,334)	(662,887)
Assets	8,842,788	8,394,766	613,061	100,493	713,554	635,029
Currencies	1,395,560	1,686,927	45,375	2,254	47,629	32,469
Fixed interest rate	739,817	536,138	54,902	7,712	62,614	72,134
Interbank interest rate	4,880,409	3,702,507	460,306	38,121	498,427	440,399
Other	1,827,002	2,469,194	52,478	52,406	104,884	90,027
Liabilities	8,490,164	6,749,374	(1,663,571)	(64,317)	(1,727,888)	(1,297,916)
Currencies	2,808,867	3,231,860	(157,220)	(15,748)	(172,968)	(96,981)
Fixed interest rate	1,408,056	958,125	(854,629)	(148)	(854,777)	(892,575)
Interbank interest rate	2,863,386	2,236,608	(266,997)	(46,930)	(313,927)	(304,324)
Other	1,409,855	322,781	(384,725)	(1,491)	(386,216)	(4,036)
Third curve swap contracts	2,170,473	1,527,489	(96,844)	3,726	(93,118)	25,278
Assets	1,864,386	1,422,663	32,654	18,300	50,954	51,665
Currencies	1,261,412	1,218,657	20,022	11,660	31,682	39,273
Fixed interest rate	271,276	45,009	8,066	2,089	10,155	7,333
Interbank interest rate	331,698	158,997	4,566	4,551	9,117	5,059
Liabilities	306,087	104,826	(129,498)	(14,574)	(144,072)	(26,387)
Currencies	97,870	42,433	(2,686)	(424)	(3,110)	(824)
Fixed interest rate	181,247	44,000	(126,681)	(14,062)	(140,743)	(25,479)
Interbank interest rate	26,970	18,393	(131)	(88)	(219)	(84)
Forward contracts	4,410,292	3,669,381	(231,762)	(15,567)	(247,329)	(172,571)
Assets	1,085,921	845,962	113,265	546	113,811	84,930
Currencies	175,870	50,628	999	(132)	867	275
Fixed interest rate	887,502	795,334	76,947	815	77,762	51,004
Stocks	-	-	12,770	(136)	12,634	33,651
Other	22,549	-	22,549	(1)	22,548	-
Liabilities	3,324,371	2,823,419	(345,027)	(16,113)	(361,140)	(257,501)
Currencies	3,282,732	2,776,835	(309,701)	(15,720)	(325,421)	(222,764)
Fixed interest rate	28,869	12,913	(156)	(98)	(254)	(48)
Stocks	-	33,671	(22,549)	(126)	(22,675)	(34,689)
Other	12,770	-	(12,621)	(169)	(12,790)	-
Option contracts	212,368,434	147,491,628	(51,752)	(549,462)	(601,214)	(54,423)
Purchased options	110,546,893	72,325,683	511,953	(104,234)	407,719	256,261
Purchase of purchased options	87,941,250	59,408,412	404,704	(207,716)	196,988	162,980
Currencies	12,178,095	10,070,888	117,372	(39,511)	77,861	67,042
Fixed interest rate	74,857,438	49,116,185	226,903	(164,918)	61,985	58,946
Stocks	9,880	25,039	8,508	1,372	9,880	25,039
Other	895,837	196,300	51,921	(4,659)	47,262	11,953
Purchase of sold option	22,605,643	12,917,271	107,249	103,482	210,731	93,281
Currencies	3,747,572	2,094,129	17,202	11,788	28,990	17,619
Fixed interest rate	18,693,965	10,634,880	69,569	95,759	165,328	72,058
Stocks	1,983	2,362	1,867	116	1,983	2,362
Other	162,123	185,900	18,611	(4,181)	14,430	1,242
Sale position	101,821,541	75,165,945	(563,705)	(445,228)	(1,008,933)	(310,684)
Sale of purchased options	55,387,603	43,981,880	(416,021)	(247,286)	(663,307)	(166,602)
Currencies	8,151,663	5,798,291	(164,271)	82,896	(81,375)	(81,345)
Interbank interest rate	44,804,650	38,002,570	(160,983)	126,043	(34,940)	(54,121)
Stocks	1,985,592	22,219	(19,599)	(455,597)	(475,196)	(22,219)
Other	445,698	158,800	(71,168)	(628)	(71,796)	(8,917)
Sale of sold option	46,433,938	31,184,065	(147,684)	(197,942)	(345,626)	(144,082)
Currencies	6,378,256	4,535,830	(14,087)	(59,000)	(73,087)	(45,432)
Interbank interest rate	39,824,425	26,466,575	(99,529)	(146,353)	(245,882)	(93,572)
Stocks	5,208	2,660	(5,823)	614	(5,209)	(2,660)
Other	226,049	179,000	(28,245)	6,797	(21,448)	(2,418)
Other derivative financial	-	-	-	-	-	-
instruments (*)	7,183,476	2,032,770	2,836	(5,148)	(2,312)	(6,171)
Assets position	4,190,549	1,327,965	81,263	998	82,261	22,750
Liabilities position	2,992,927	704,805	(78,427)	(6,146)	(84,573)	(28,921)
		Assets	1,352,196	16,103	1,368,299	1,442,142
		Liabilities	(2,780,228)	(546,378)	(3,326,606)	(1,208,383)
_________________________ (*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

					Unibanco Consolidated

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	June30,	March31,	June30,	June30,	June30,	March31,
	2007	2007	2007	2007	2007	2007
Futures contracts	89,324,824	71,503,332	-	-	-	-
Purchase	39,801,268	34,321,143	-	-	-	-
Currencies	3,051,407	1,720,060	-	-	-	-
Interbank interest rate	36,697,840	32,526,226	-	-	-	-
Other	52,021	74,857	-	-	-	-
Sale	49,523,556	37,182,189	-	-	-	-
Currencies	5,278,937	3,001,587	-	-	-	-
Interbank interest rate	44,172,569	34,024,194	-	-	-	-
Other	72,050	156,408	-	-	-	-
Swap contracts	17,518,719	15,100,045	(1,043,456)	34,923	(1,008,533)	(660,146)
Assets	8,825,935	8,330,671	620,148	99,560	719,708	637,803
Currencies	1,395,560	1,686,927	45,376	2,254	47,630	32,469
Fixed interest rate	682,422	440,008	52,213	6,612	58,825	67,188
Interbank interest rate	4,918,681	3,732,272	470,037	38,121	508,158	448,066
Other	1,829,272	2,471,464	52,522	52,573	105,095	90,080
Liabilities	8,692,784	6,769,374	(1,663,604)	(64,637)	(1,728,241)	(1,297,949)
Currencies	2,808,867	3,231,860	(157,220)	(15,748)	(172,968)	(96,981)
Fixed interest rate	1,600,676	958,125	(854,643)	(468)	(855,111)	(892,576)
Interbank interest rate	2,873,386	2,256,608	(267,016)	(46,930)	(313,946)	(304,356)
Other	1,409,855	322,781	(384,725)	(1,491)	(386,216)	(4,036)
Third curve swap contracts	2,170,473	1,527,489	(96,844)	3,726	(93,118)	25,278
Assets	1,864,386	1,422,663	32,654	18,300	50,954	51,665
Currencies	1,261,412	1,218,657	20,022	11,660	31,682	39,273
Fixed interest rate	271,276	45,009	8,066	2,089	10,155	7,333
Interbank interest rate	331,698	158,997	4,566	4,551	9,117	5,059
Liabilities	306,087	104,826	(129,498)	(14,574)	(144,072)	(26,387)
Currencies	97,870	42,433	(2,686)	(424)	(3,110)	(824)
Fixed interest rate	181,247	44,000	(126,681)	(14,062)	(140,743)	(25,479)
Interbank interest rate	26,970	18,393	(131)	(88)	(219)	(84)
Forward contracts	4,182,808	3,429,011	(240,521)	(15,995)	(256,516)	(161,673)
Assets	835,280	593,332	127,663	575	128,238	107,744
Currencies	175,870	50,628	999	(132)	867	275
Fixed interest rate	636,861	542,704	68,144	866	69,010	61,695
Stocks	-	-	35,971	(158)	35,813	45,774
Other	22,549	-	22,549	(1)	22,548	-
Liabilities	3,347,528	2,835,679	(368,184)	(16,570)	(384,754)	(269,417)
Currencies	3,282,732	2,776,835	(309,701)	(15,720)	(325,421)	(222,763)
Fixed interest rate	28,869	12,913	(156)	(98)	(254)	(49)
Stocks	35,927	45,931	(35,778)	(583)	(36,361)	(46,605)
Other	-	-	(22,549)	(169)	(22,718)	-
Option contracts	212,368,444	147,491,628	(51,741)	(549,461)	(601,202)	(54,423)
Purchased options	110,546,903	72,325,683	511,964	(104,233)	407,731	256,261
Purchase of purchased options	87,941,260	59,408,412	404,715	(207,715)	197,000	162,980
Currencies	12,178,095	10,070,888	117,373	(39,510)	77,863	67,042
Fixed interest rate	74,857,438	49,116,185	226,903	(164,918)	61,985	58,946
Stocks	9,880	25,039	8,508	1,372	9,880	25,039
Other	895,847	196,300	51,931	(4,659)	47,272	11,953
Purchase of sold option	22,605,643	12,917,271	107,249	103,482	210,731	93,281
Currencies	3,747,572	2,094,129	17,202	11,788	28,990	17,619
Fixed interest rate	18,693,965	10,634,880	69,569	95,759	165,328	72,058
Stocks	1,983	2,362	1,867	116	1,983	2,362
Other	162,123	185,900	18,611	(4,181)	14,430	1,242
Sale position	101,821,541	75,165,945	(563,705)	(445,228)	(1,008,933)	(310,684)
Sale of purchased options	55,387,603	43,981,880	(416,021)	(247,286)	(663,307)	(166,602)
Currencies	8,151,663	5,798,291	(164,271)	82,896	(81,375)	(81,345)
Inter bank interest rate	44,804,650	38,002,570	(160,983)	126,043	(34,940)	(54,121)
Stocks	1,985,592	22,219	(19,599)	(455,597)	(475,196)	(22,219)
Other	445,698	158,800	(71,168)	(628)	(71,796)	(8,917)
Sale of sold option	46,433,938	31,184,065	(147,684)	(197,942)	(345,626)	(144,082)
Currencies	6,378,256	4,535,830	(14,087)	(59,000)	(73,087)	(45,432)
Inter bank interest rate	39,824,425	26,466,575	(99,529)	(146,353)	(245,882)	(93,572)
Stocks	5,208	2,660	(5,823)	614	(5,209)	(2,660)
Other	226,049	179,000	(28,245)	6,797	(21,448)	(2,418)
Other derivative financial	-	-	-	-	-	-
instruments(*)	5,197,236	2,032,770	3,024	60	3,084	(6,171)
Assets position	4,190,549	1,327,965	81,263	998	82,261	22,750
Liabilities position	1,006,687	704,805	(78,239)	(938)	(79,177)	(28,921)
		Assets	1,373,692	15,200	1,388,892	1,459,373
		Liabilities	(2,803,230)	(541,947)	(3,345,177)	(1,166,086)
_________________
(*)Include, basically, contracts of Forwards- Non Deliverable Forward(NDFs)- and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

	Unibanco

	June 30, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	34,942,425	31,810,384	18,043,117	1,651,953	86,447,879
Swap contracts	5,233,390	5,249,422	3,881,899	2,968,241	17,332,952
Third curve swap contracts	868,151	1,067,218	193,036	42,068	2,170,473
Forward contracts	1,535,375	2,329,961	415,977	128,979	4,410,292
Option contracts
Purchased position	22,101,994	53,729,527	34,715,372	-	110,546,893
Sale position	18,098,946	45,348,545	36,411,155	1,962,895	101,821,541
Other financial instruments
derivative	1,696,926	5,101,376	248,602	136,572	7,183,476

				Unibanco Consolidated

				June 30, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	34,996,236	32,819,409	19,762,098	1,747,081	89,324,824
Swap contracts	5,216,791	5,233,737	3,907,330	3,160,861	17,518,719
Third curve swap contracts	868,151	1,067,218	193,036	42,068	2,170,473
Forward contracts	1,517,875	2,119,977	415,977	128,979	4,182,808
Option contracts
Purchased position	22,101,994	53,729,527	34,715,382	-	110,546,903
Sale position	18,098,946	45,348,545	36,411,155	1,962,895	101,821,541
Other financial instruments
derivative	1,696,926	3,115,136	248,602	136,572	5,197,236

(iii) Nominal value by trade location:

			Unibanco

				June 30, 2007

		CETIP /
		Over the
Contracts	BM&F	counter (1)	Bovespa	Total
Future contracts	86,447,879	-	-	86,447,879
Swap contracts	4,003,811	13,329,141	-	17,332,952
Third curve swap contracts	-	2,170,473	-	2,170,473
Forward contracts	-	4,397,522	12,770	4,410,292
Option contracts
Purchased position	110,325,700	176,069	45,124	110,546,893
Sale position	99,339,387	2,399,702	82,452	101,821,541
Other financial instruments
derivative	-	7,142,860	40,616	7,183,476

			Unibanco Consolidated

			June 30, 2007

		CETIP /
		Over the
Contracts	BM&F	counter(1)	Bovespa	Total
Future contracts	89,324,824	-	-	89,324,824
Swap contracts	4,054,353	13,464,366	-	17,518,719
Third curve swap contracts	-	2,170,473	-	2,170,473
Forward contracts	-	4,124,721	58,087	4,182,808
Option contracts
Purchased position	110,325,700	176,079	45,124	110,546,903
Sale position	99,339,387	2,399,702	82,452	101,821,541
Other financial instruments
derivative	-	5,156,621	40,615	5,197,236
________________________

(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$5,712 in Unibanco and R$116,158 in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

				Unibanco

				June 30, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	94,491	248,848	199,195	171,020	713,554
Third curve swap contracts	25,492	23,175	1,720	567	50,954
Forward contracts	77,405	35,923	335	148	113,811
Option contracts	138,788	165,353	103,578	-	407,719
Other financial instruments
derivative	34,415	42,217	1,707	3,922	82,261
Total	370,591	515,516	306,535	175,657	1,368,299

Liabilities
Swap contracts	(85,956)	(1,544,081)	(51,044)	(46,807)	(1,727,888)
Third curve swap contracts	(74,572)	(69,439)	-	(61)	(144,072)
Forward contracts	(139,906)	(177,625)	(41,591)	(2,018)	(361,140)
Option contracts	(168,247)	(229,095)	(159,091)	(452,500)	(1,008,933)
Other financial instruments
derivative	(3,565)	(77,873)	(1,657)	(1,478)	(84,573)
Total	(472,246)	(2,098,113)	(253,383)	(502,864)	(3,326,606)

				Unibanco Consolidated

				June 30, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	92,950	247,812	207,927	171,019	719,708
Third curve swap contracts	25,492	23,175	1,720	567	50,954
Forward contracts	107,080	20,675	335	148	128,238
Option contracts	138,789	165,354	103,588	-	407,731
Other financial instruments
derivative	34,415	42,217	1,707	3,922	82,261
Total	398,726	499,233	315,277	175,656	1,388,892

Liabilities
Swap contracts	(85,958)	(1,544,100)	(51,044)	(47,139)	(1,728,241)
Third curve swap contracts	(74,572)	(69,439)	-	(61)	(144,072)
Forward contracts	(163,519)	(177,625)	(41,592)	(2,018)	(384,754)
Option contracts	(168,247)	(229,095)	(159,091)	(452,500)	(1,008,933)
Other financial instruments
derivative	(3,565)	(72,477)	(1,657)	(1,478)	(79,177)
Total	(495,861)	(2,092,736)	(253,384)	(503,196)	(3,345,177)

(v) Hedge Account

(a) On June 30, 2007, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$24,196,981 (March 31, 2007 - R$8,650,951) in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$848,630 (March 31, 2007 - R$1,790,120) in Unibanco and in Unibanco Consolidated and forward transactions in the amount of R$288,798 (March 31, 2007 – R$230,047) in Unibanco and Unibanco Consolidated. Associated with variations of interbank interest rate (CDI) and index of future funding transactions, asset operations (credit portfolio and debentures) with interbank interest rate (CDI) variations and funding and /or assets instruments with exchange variance. These contracts presented for the quarter, a loss net of applicable taxes and minority interest, in the amount of R$99,157 (March 31, 2007 – R$7,522) in Unibanco and R$99,149 (March 31, 2007 - R$7,533) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2007, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,253,295 (March 31, 2007 – R$1,769,114) in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007
By type
Discounted loans and notes	20,508,780	18,349,128	21,475,906	19,300,419
Financing	11,292,182	10,455,576	13,197,780	12,557,670
Agricultural	1,488,314	1,453,907	1,488,314	1,453,907
Real estate loans	1,581,173	1,540,971	1,585,682	1,544,973
Credit card	-	-	4,616,119	4,357,002
Total lending operations	34,870,449	31,799,582	42,363,801	39,213,971

Leasing operations	109,398	81,900	3,367,266	2,533,016
Advances on exchange contracts (1)	1,625,148	1,422,428	1,625,148	1,422,428
Total leasing operations and
advances on exchange contracts	1,734,546	1,504,328	4,992,414	3,955,444

Guarantees honored	37,772	38,281	37,772	38,281
Other receivables (2)	536,333	443,400	4,250,194	3,793,220
Total other credits	574,105	481,681	4,287,966	3,831,501

Total risk	37,179,100	33,785,591	51,644,181	47,000,916

By maturity
Past-due for more than 15 days (Note 6 (d))	746,068	835,259	2,115,106	2,208,666
Falling due:
Less than 3 months (3)	11,076,197	11,312,409	18,385,798	18,044,013
Between 3 months and 1 year	10,800,840	8,712,124	14,031,524	11,651,173
Between 1 and 3 years	9,400,124	8,477,730	11,483,171	10,276,824
More than 3 years	5,155,871	4,448,069	5,628,582	4,820,240
Total risk	37,179,100	33,785,591	51,644,181	47,000,916
____________________________

(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3)	Include 14 days past-due amounts.

(b)	Components of lending, leasing and other credits by business activity:

				Unibanco

		June 30, 2007	March 31, 2007

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,204,566	8.6	3,375,561	10.0
Food, beverages and tobacco	2,051,047	5.5	2,047,005	6.1
Paper, pulp and wood products	1,552,337	4.2	1,327,897	3.9
Basic metal industries	1,238,106	3.3	1,143,422	3.4
Chemical and pharmaceutical	932,884	2.5	824,150	2.4
Production of machines and equipment	924,938	2.5	699,673	2.1
Extractive	891,671	2.4	786,934	2.3
Automotive industry	693,735	1.9	692,890	2.1
Petroleum	583,732	1.6	469,997	1.4
Textiles, clothing and leather goods	374,362	1.0	446,919	1.3
Electronic and communications equipment	296,621	0.8	235,055	0.7
Rubber and plastic	277,223	0.7	264,808	0.8
Production of metal goods	201,061	0.5	251,251	0.7
Eletric and electronic	174,966	0.5	158,093	0.5
Other manufacturing industries	11,211	0.1	50,152	0.1
Subtotal	13,408,460	36.1	12,773,807	37.8
Retailers
Retail	3,312,100	8.9	3,278,772	9.7
Wholesale	2,684,318	7.2	2,398,729	7.1
Subtotal	5,996,418	16.1	5,677,501	16.8
Financial service
Financial companies	3,189,902	8.6	1,867,877	5.5
Insurance companies and private pension funds	8,882	-	1,796	-
Subtotal	3,198,784	8.6	1,869,673	5.5
Residential construction loans	610,597	1.6	552,679	1.6
Other services
Transportation	2,045,150	5.5	1,662,139	4.9
Post office and telecommunications	786,388	2.1	804,838	2.4
Construction	572,521	1.5	514,089	1.5
Real estate services	390,102	1.0	367,594	1.1
Agricultural	382,247	1.0	284,577	0.8
Education	199,120	0.5	191,367	0.6
Health and social services	173,733	0.5	169,070	0.5
Association activities	130,207	0.4	120,803	0.4
Cultural, sports and leisure activities	97,025	0.3	104,781	0.3
Lodging and catering services	83,822	0.2	95,960	0.3
Other services	1,101,560	3.0	1,001,355	3.0
Subtotal	5,961,875	16.0	5,316,573	15.8
Agriculture, livestock, forestry
and fishing	1,090,469	2.9	1,066,324	3.2
Individual
Consumer loans	5,521,994	14.9	5,130,198	15.2
Residential mortgage loans	992,658	2.7	1,011,253	3.0
Other	397,845	1.1	387,583	1.1
Subtotal	6,912,497	18.7	6,529,034	19.3
Total	37,179,100	100.0	33,785,591	100.0

			Unibanco Consolidated

		June 30, 2007	March 31, 2007

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,265,374	6.3	3,445,592	7.3
Food, beverages and tobacco	2,127,667	4.1	2,123,237	4.5
Paper, pulp and wood products	1,599,906	3.1	1,373,750	2.9
Basic metal industries	1,261,238	2.4	1,164,228	2.5
Chemical and pharmaceutical	960,251	1.9	854,086	1.8
Production of machines and equipment	948,875	1.8	718,230	1.5
Extractive	933,517	1.8	822,140	1.8
Automotive industry	711,825	1.4	712,438	1.5
Petroleum	638,443	1.2	517,027	1.1
Textiles, clothing and leather goods	395,719	0.8	468,228	1.0
Electronic and communications equipment	304,602	0.6	241,761	0.5
Rubber and plastic	299,321	0.6	287,413	0.6
Production of metal goods	214,926	0.4	264,744	0.6
Eletric and electronic	182,133	0.4	165,234	0.4
Other manufacturing industries	12,415	-	51,782	0.1
Subtotal	13,856,212	26.8	13,209,891	28.1
Retailers
Retail	3,553,618	6.9	3,512,779	7.5
Wholesale	2,874,612	5.6	2,586,599	5.5
Subtotal	6,428,230	12.5	6,099,378	13.0
Financial service
Financial companies	3,198,967	6.2	1,838,671	3.9
Insurance companies and private pension funds	10,407	-	3,366	-
Subtotal	3,209,374	6.2	1,842,037	3.9
Residential construction loans	628,044	1.2	570,266	1.2
Other services
Transportation	3,165,952	6.1	2,792,174	6.0
Post office and telecommunications	804,348	1.6	824,954	1.8
Construction	648,465	1.3	582,435	1.2
Real estate services	495,911	1.0	456,387	1.0
Agricultural	417,773	0.8	318,001	0.7
Lodging and catering services	218,920	0.4	209,287	0.4
Health and social services	210,672	0.4	201,316	0.4
Association activities	155,665	0.3	141,437	0.3
Cultural, sports and leisure activities	101,987	0.2	109,928	0.2
Education	101,847	0.2	114,501	0.2
Other services	1,511,057	2.9	1,358,809	2.9
Subtotal	7,832,597	15.2	7,109,230	15.1
Agriculture, livestock, forestry
and fishing	1,090,469	2.1	1,066,324	2.3
Individual
Consumer loans	8,129,362	15.7	7,807,225	16.6
Credit card	7,133,430	13.8	6,566,130	14.0
Residential mortgage loans	1,000,654	1.9	1,018,932	2.2
Lease financing	1,937,964	3.8	1,323,922	2.8
Other	397,845	0.8	387,583	0.8
Subtotal	18,599,255	36.0	17,103,791	36.4
Total	51,644,181	100.0	47,000,916	100.0

(c) Concentration of lending, leasing and other credits:

				Unibanco

		June 30, 2007	March 31, 2007

Largest clients	Value	% total	Value	% total
10 largest clients	4,444,354	11.9	3,733,961	11.0
50 next largest clients	7,128,160	19.2	6,514,682	19.3
100 next largest clients	5,415,682	14.6	5,062,016	15.0
Other clients	20,190,904	54.3	18,474,932	54.7
Total	37,179,100	100.0	33,785,591	100.0

			Unibanco Consolidated

		June 30, 2007	March 31, 2007

Largest clients	Value	% total	Value	% total
10 largest clients	4,444,354	8.6	3,733,961	7.9
50 next largest clients	7,128,160	13.8	6,514,682	13.9
100 next largest clients	5,415,682	10.5	5,035,033	10.7
Other clients	34,655,985	67.1	31,717,240	67.5
Total	51,644,181	100.0	47,000,916	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

						Unibanco

						June 30, 2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	17,799,769	-	-	17,799,769	47.9	16,491
A	0.5	13,317,190	-	-	13,317,190	35.8	72,898
B	1.0	3,318,548	217,992	62,247	3,598,787	9.7	44,770
C	3.0	925,806	202,768	64,665	1,193,239	3.2	43,959
D	10.0	84,285	113,846	53,853	251,984	0.7	251,984
E	30.0	30,206	61,991	44,490	136,687	0.4	136,687
F	50.0	17,563	60,018	53,984	131,565	0.4	131,565
G	70.0	9,635	46,682	48,729	105,046	0.3	105,046
H	100.0	30,991	195,742	418,100	644,833	1.7	644,833
Total		35,533,993	899,039	746,068	37,179,100	100.0	1,448,233
% of total risk							3.9%

							Unibanco

						March 31, 2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	15,918,476	-	-	15,918,476	47.1	71,657
A	0.5	12,151,224	-	-	12,151,224	36.0	107,067
B	1.0	2,799,519	189,900	59,300	3,048,719	9.0	88,890
C	3.0	829,223	236,566	87,735	1,153,524	3.4	137,275
D	10.0	185,837	120,312	58,562	364,711	1.1	139,590
E	30.0	33,712	75,510	46,192	155,414	0.5	97,546
F	50.0	25,488	67,861	85,559	178,908	0.5	140,048
G	70.0	11,328	57,048	70,906	139,282	0.4	133,320
H	100.0	35,780	212,548	427,005	675,333	2.0	675,333
Total		31,990,587	959,745	835,259	33,785,591	100.0	1,590,726
% of total risk							4.7%

						Unibanco Consolidated

						June 30, 2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	22,480,934	-	-	22,480,934	43.5	16,584
A	0.5	20,318,469	-	-	20,318,469	39.3	109,354
B	1.0	3,489,889	420,102	227,552	4,137,543	8.0	51,616
C	3.0	1,441,318	337,760	222,980	2,002,058	3.9	76,045
D	10.0	130,877	177,402	192,761	501,040	1.0	311,555
E	30.0	65,387	99,039	158,888	323,314	0.6	264,848
F	50.0	42,192	92,288	174,333	308,813	0.6	303,488
G	70.0	28,475	71,098	162,344	261,917	0.5	258,720
H	100.0	82,793	251,052	976,248	1,310,093	2.5	1,310,093
Total		48,080,334	1,448,741	2,115,106	51,644,181	100.0	2,702,303
% of total risk							5.2%

						Unibanco Consolidated

						March 31, 2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	19,935,660	-	-	19,935,660	42.4	71,734
A	0.5	18,617,296	-	-	18,617,296	39.6	140,500
B	1.0	2,982,147	355,197	224,467	3,561,811	7.6	95,420
C	3.0	1,344,535	371,030	251,337	1,966,902	4.2	168,956
D	10.0	230,544	188,198	199,638	618,380	1.3	180,634
E	30.0	67,832	112,566	155,119	335,517	0.7	168,329
F	50.0	49,955	88,761	184,596	323,312	0.7	226,362
G	70.0	28,906	71,250	167,727	267,883	0.6	245,490
H	100.0	89,136	259,237	1,025,782	1,374,155	2.9	1,374,155
Total		43,346,011	1,446,239	2,208,666	47,000,916	100.0	2,671,580
% of total risk							5.7%
______________________

(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$643,462 (March 31, 2007 - R$650,963) in Unibanco and R$1,017,043 (March 31, 2007 - R$996,945) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2007	30, 2007	30, 2007	30, 2007
Balance at the beginning of the period	1,590,726	1,620,875	2,671,580	2,666,439
Increases	231,977	480,391	544,810	1,069,042
Loan charge-offs	(374,470)	(653,033)	(514,087)	(1,033,178)
Balance at the end of the period	1,448,233	1,448,233	2,702,303	2,702,303

Loan recoveries (1)	30,639	45,385	75,565	105,966
______________________

(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007
Assets - Other credits
Unsettled exchange purchases	4,394,997	4,830,351	4,394,997	4,830,351
Rights on foreign exchange sold	3,129,462	4,195,222	3,129,462	4,195,222
(-) Received advances	(209,646)	(127,547)	(209,646)	(127,547)
Income receivable from advances on exchange
contracts	23,740	18,057	23,740	18,057
Total	7,338,553	8,916,083	7,338,553	8,916,083

Liabilities - Other liabilities
Unsettled exchange sales	3,050,868	4,148,096	3,050,868	4,148,096
Obligations for foreign exchange purchased	4,606,690	4,933,988	4,606,690	4,933,988
(-) Advances on exchange contracts	(1,625,148)	(1,422,428)	(1,625,148)	(1,422,428)
Other	1,052	343	1,052	343
Total	6,033,462	7,659,999	6,033,462	7,659,999

Off-balance sheet
Import credits outstanding	155,296	127,960	163,023	135,200
Confirmed export credits	8,510	11,924	8,510	11,924

(b) Statement of income

				Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2007	30, 2007	30, 2006	30, 2006
Income from foreign exchange transactions	1,237,943	1,797,225	660,045	1,579,555
Expenses from foreign exchange transactions	(1,206,685)	(1,637,942)	(756,131)	(1,673,580)
Net gain on foreign exchange transactions	31,258	159,283	(96,086)	(94,025)

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2007	30, 2007	30, 2006	30, 2006
Income from foreign exchange transactions	1,317,177	1,906,914	786,986	1,749,857
Expenses from foreign exchange transactions	(1,283,245)	(1,743,958)	(882,701)	(1,843,101)
Net gain on foreign exchange transactions	33,932	162,956	(95,715)	(93,244)

8. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007
Escrow deposits for civil and labor suits (1)	794,979	817,058	2,061,123	2,096,199
Notes and credits receivable	570,804	546,766	607,488	750,932
Accounts receivable from Tem porary Special
Administration Re gime	240,136	239,898	240,136	239,898
Salary advances and other	102,488	54,901	111,894	56,973
Receivables from purchase of assets	9,402	14,016	53,411	60,142
Other	990,368	181,599	678,420	500,740
Total	2,708,177	1,854,238	3,752,472	3,704,884
Current	1,329,846	428,998	1,061,420	917,791
Long-term	1,378,331	1,425,240	2,691,052	2,787,093

_________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007
Commissions on debt placements and products	221,810	250,380	467,039	478,126
Exclusiving contracts for banking services (Note 3 (d))	191,291	158,847	458,917	451,176
Advance of private pension’s sponsor contributions	204,956	199,103	212,975	206,837
Others	104,935	56,140	130,542	81,968
Total	722,992	664,470	1,269,473	1,218,107
Current	261,544	247,258	610,809	581,014
Long -term	461,448	417,212	658,664	637,093

10. Foreign Branches

As mentioned in Note 2, the quarterly information of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

		June 30, 2007	March 31, 2007

	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
Current assets	5,653,110	10,889,020	4,081,239	8,368,172
Long-term assets	3,129,582	6,028,201	3,057,290	6,268,668
Permanent assets	66,834	128,736	66,328	135,999
Total assets	8,849,526	17,045,957	7,204,857	14,772,839

Current liabilities	5,869,734	11,306,281	4,195,619	8,602,697
Long-term liabilities	2,540,770	4,894,031	2,544,768	5,217,792
Deferred income	4	7	34	71
Branch equity	439,018	845,638	464,436	952,279
Total liabilities	8,849,526	17,045,957	7,204,857	14,772,839

	Quarter ended June 30,		Six-month ended June 30 ,

	US$	R$	US $	R$
	thousand	thousand	thousand	thousand

Net income for the period (2007)	(4,367)	(10,828)	15,081	29,049
Net income for the period (2006)	39,871	85,907	84,756	183,437

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$189,755 (Six-month period ended June 30, 2007 – R$361,506) in Unibanco and in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect							Adjusted net		Equity in results
								income (6)		Adjustments (1)

			Percentage holding (%)					Quarter	Six-month	Quarter	Six-month

					Adjusted	Investment amount		ended	ended	ended	ended

				Unibanco	stockholders	June 30	March 31	June 30,	June 30,	June 30,	June 30
	Common	Preferred Unibanco		Consolidated	equity	2007	2007	2007	2007	2007	2007
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais
Ltd. (2)	5,849	-	100.000	100.000	2,953,210	2,953,210	3,032,467	94,636	177,191	94,636	177,191
Dibens Leasing S.A. – Arrendamento											182,580
Mercantil (3)	356,579	-	99.999	99.999	2,944,242	2,944,242	1,047,902	72,512	182,580	72,512
Banco Fininvest S.A.	8	2	99.991	100.000	1,516,903	1,516,903	1,538,275	24,706	55,740	24,706	55,740
Unicard Banco Múltiplo S.A.	147,432,552	91,811,816	100.000	100.000	1,196,606	1,196,606	1,258,325	36,686	107,082	36,686	107,082
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,555,216	776,086	745,126	81,339	147,675	40,568	73,621
Banco Dibens S.A.	20,085,509	-	99.999	100.000	482,099	482,099	487,102	7,946	17,260	7,946	17,260
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	441,753	441,753	420,952	20,917	44,116	20,917	44,116
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	274,386	274,386	270,234	6,254	10,879	6,254	10,879
Interbanco S.A.	20,000	-	99.996	99.999	162,120	162,119	156,510	16,174	34,395	16,279	34,395
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A.	4,955	4,955	100.000	100.000	125,593	125,593	117,630	10,978	16,396	10,978	16,396
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	86,916	43,457	41,208	6,726	9,076	3,363	4,538
Unibanco Negócios Imobiliários Ltda. (5)	-	-	-	-	-	-	65,247	-	-	985	4,129
Other						442,887	1,612,448			96,909	154,548
Jointly controlled companies (i)
Maxfácil Participações	11	-	49.986	49.986	181,968	90,958	89,252	5,173	6,931	1,706	3,464
Banco Investcred Unibanco S.A. –
(PontoCred)	95	-	49.997	49.997	177,649	88,819	77,750	22,139	36,487	11,023	18,197
Companhia Hipotecária Unibanco –
Rodobens	6,055	-	50.000	50.000	19,380	9,690	9,246	834	2,058	628	1,240
Serasa S.A. (4)	-	-	-	6.047	-	-	43,841	-	-	3,547	9,591
Tecnologia Bancária S.A. (5)	-	-	-	20.300	-	-	26,509	-	-	209	176
Interchange Serviços S.A. (5)	-	-	-	25.000	-	-	14,982	-	-	214	794
Redecard S.A. (5)	-	-	-	31.943	-	-	55,295	-	-	-	26,406
Other						38,777	35,613			3,251	6,339
Total						11,587,585	11,145,914			453,317	948,682

Investment of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	112	-	11.166	1,796,256	200,570	192,401	64,168	149,570	7,165	16,701
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	86,916	43,457	41,208	6,726	9,076	3,363	4,538
Other						12,158	6,820			85	90
Total						256,185	240,429			10,613	21,329

	Number of shares or quotas			Adjusted
Main direct, indirect and jointly controlled subsidiary companies	(in thousands)		Percentage	stockholders	Adjusted Net

invested by:	Common	Preferred	Holding (%)	equity	Income (6)
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95.738	-	19,293	857.521	7.613
Unibanco Cayman Bank Ltd.	26.340	-	100,000	717.210	44.017
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99,999	149.151	2.330
Unicorp Bank & Trust Ltd.	1.750	3.250	100,000	41.005	9.865

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39.565	-	99,999	300.858	13.200
Unibanco AIG Saúde Seguradora S.A.	20.000	-	99,999	53.486	4.434
IRB – Brasil Resseguros S.A.	-	112	11,166	1.796.256	64.168

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49,998	23.782	5.185

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298.819	5.940	61,414	857.521	7.613

Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A. (7)	8.883	6.218	51,000	1.961.226	4.389
_______________________________________

(i)	The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1)	The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly due to the unrealized gains in respect of transactions with other related party companies, unrealized which are being recognized in accordance with the amortization of goodwill; alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2)	The Executive Board Meetings held in the first half of 2006 and the first quarter of 2007 approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amounts of R$1,489,420 and R$525,157, respectively. On June 30, 2007, capital is represented by 5,848,786 shares, totally paid by Unibanco.

(3)	The Extraordinary Shareholders’ Meetings held in March 2007 and June 2007, was approved the increase in the capital, in the amount of R$1,200,008, represented by 275,492,506 common shares. Brazilian Central Bank approved the increase in the capital in April and July 2007.

(4)	The Share Purchase Agreement between Dibens Leasing S.A – Arrendamento Mercantil and Fininvest Negócios e Varejo Ltda (Unibanco) and Experian Brasil Aquisições Ltda.(Experian), the Brazilian affiliated of Experian Solutions Inc, concluded the sale of 489,195 common shares of the Company at the price of R$925.78 per share. The payment of this transaction occurred in June 2007. Unibanco and Experian executed a Shareholders’ Agreement that will allow Unibanco to participate in Serasa’s management by appointing a member to the Board of Directors and by holding 6.05% on the capital.

(5)	In accordance with the Quotas assignment agreement of June 2007, these companies became to be controlled by Unibanco Participações Societárias S.A.

(6)	The net income for the period of these companies, considering the effects of non-recurring events is as following: Unipart Participações Internacionais Ltd. R$147,521, Dibens Leasing S.A - Arrendamento Mercantil S.A. R$1,406,403, Banco Fininvest S.A. R$9,564, Unicard Banco Múltiplo S.A. R$9,198, Banco Dibens S.A R$4,203, Unibanco Companhia de Capitalização R$44,088, Banco Único S.A R$8,258 and Hipercar Banco Múltiplo S.A R$26,427.

(7)	In accordance with the Company Announcement in June 28th, 2007, Unibanco had admitted a non financial company of Deutsche group as a minority partner in a non financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority partner owns 49.10% of the UPS total capital. The company’s shareholders equity reached the amount of R$1,961,226 on June 2007. The UPS has the business purpose the participation on Unibanco’s non-financial subsidiaries.

(b) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, and as from September 30, 2006 the amortization period changed from 10 to 5 years.

The goodwill balance shown in the Unibanco consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized					Amortization

			Quarter ended	Six-mo nth	Quarter ended	Six-mo nth
	June 30,	M arch 31,	June 30,	ended June 30,	June 30,	ended June 30,
	2007	2007	2007	2007	2006	2006
Fininvest	-	-	-	-	9,166	18,332
Hipercard	138,239	158,975	20,736	41,472	10,600	21,200
Hipercard Investimentos	128,400	137,358	8,958	17,916	4,479	7,465
M axfácil (1)	71,258	75,534	4,276	8,551	-	-
Other	118,387	129,382	11,273	23,790	8,977	17,960
Total	456,284	501,249	45,243	91,729	33,222	64,957

(1)	During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 12.55% (March 31, 2007 – 12.73%) per annum, and are payable up to October 2007.

(b) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to August 2009.

(c) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in ten years corresponding to June 2016.

Debentures pledge schedule are restated, plus interest up to 101.20% of interbank interest rate with maturing up to June 2012.

(d) Securities abroad - Euronotes

		Unibanco		Unibanco Consolidated

		June 30,	March 31,	June 30,	March 31 ,
Maturity	Currency	2007	2007	2007	2007
Less than 3 months	US$	211,658	226,699	208,870	217,433
	EUR	2,675	-	2,675	-
		214,333	226,699	211,545	217,433
From 3 to 12 months	US$	729,022	259,010	436,442	165,405
	EUR	71	2,891	72	2,891
	R$	1,093,772	1,062,979	-	453
		1,822,865	1,324,880	436,514	168,749
From 1 to 3 years	US$	84,751	97,926	66,233	72,257
	R$	226,592	231,667	226,589	231,664
	YEN	279,092	309,159	279,092	309,159
		590,435	638,752	571,914	613,080
From 3 to 5 years	US$	31,862	25,995	20,855	14,278
		31,862	25,995	20,855	14,278
From 5 to 15 years	US$	3,512,799	3,752,518	5,341	15,879
	R$	27	-	27	-
		3,512,826	3,752,518	5,368	15,879
Total		6,172,321	5,968,844	1,246,196	1,029,419

The average interest of issues in foreign currency was 8.45% (March 31, 2007 – 8.82%) per annum in Unibanco and 3.86% (March 31, 2007 – 4.39%) per annum in Unibanco Consolidated.

(e) The other issues totaled R$17,617 (March 31, 2007 - R$18,774) in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 5.29% (March 31, 2007 – 4.94%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 2011, with an average interest rate of 5.29% (March 31, 2007 – 5.24%) per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

The provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. The provisioned amount represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provisioned. The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

On June 30, 2007, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$1,509,092 and R$2,388,612 in Unibanco and Unibanco Consolidated, respectively, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$951,686 in Unibanco and R$1,282,730 in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$369,068 in Unibanco and R$ 438,634 in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$137,025 in Unibanco Consolidated.

On June 30, 2007, according to legal advisors’ opinion, we do not record provisions for claims considered as possible loss. Such claims, mainly related to tax, net of tax effects, represent the amount of R$882,333 in Unibanco Consolidated, in which we discuss:

(i)	Deductibility of losses on credits receivables in the amount of R$178,331;
(ii)	Deductibility of goodwill on investments acquisitions in the amount of R$152,512;
(iii)	Collection of CPMF on leasing transactions in the amount of R$127,737;
(iv)	Profit from foreign country taxation criteria in the amount of R$91,335;
(v)	Social security contribution on non remunerated earnings in the amount of R$73,567; and
(vi)	ISS taxation on leasing operations in the amount of R$22,129

Provisions recorded and their movements in the quarter ended June 30, 2007, are as follows:

Balance sheet	Unibanco	Unibanco Consolidated
Tax litigation	1,509,093	2,430,389
Labor litigation	540,045	764,740
Civil litigation	413,289	621,220
Total	2,462,427	3,816,349

Recorded in Other Liabilities
- Allowance for tax contingencies	1,509,093	2,430,389
- Others (Note 15 (c))	953,334	1,385,960
	2,462,427	3,816,349

	Unibanco		Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Movements in the period	2007	2007	2007	2007
Balance at the beginning of the period	1,698,417	1,552,689	2,882,302	2,898,635
Increases	873,788	1,193,762	1,167,438	1,597,290
Releases	(31,583)	(133,118)	(37,804)	(423,449)
Interest/Monetary adjustment	26,986	54,462	32,593	104,057
Payments	(105,181)	(205,368)	(228,180)	(360,184)
Balance at the end of the period	2,462,427	2,462,427	3,816,349	3,816,349

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007	2007	2007	2007	2007
Provision for unearned premiums	1,131,926	1,036,121	-	1	-	-	1,131,926	1,036,122
Loss Provision IBNR
(The provision for claims incurred
but not yet reported	214,161	201,413	1,237	1,028	-	-	215,398	202,441
Mathematical provision
benefits to be granted	476,499	443,658	6,267,838	5,958,835	-	-	6,744,337	6,402,493
Mathematical provision
for benefits granted	5,739	5,014	412,398	400,172	-	-	418,137	405,186
Unsettled claims	413,817	400,332	10,233	9,883	-	-	424,050	410,215
Provision for draws
and redemptions	-	-	-	-	657,533	629,767	657,533	629,767
Other provisions	4,471	4,129	234,864	226,330	2,870	381	242,205	230,840
Total of technical provisions	2,246,613	2,090,667	6,926,570	6,596,249	660,403	630,148	9,833,586	9,317,064
Short-term	2,245,095	2,089,237	4,940,954	4,627,842	660,403	630,148	7,846,452	7,347,227
Long-term	1,518	1,430	1,985,616	1,968,407	-	-	1,987,134	1,969,837

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	June 30,	March 31,	June 30,	March 31,
	Issue	Maturity	per annum	2007	2007	2007	2007
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	-	426,206	-	406,982
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	386,259	418,715	371,935	405,452
Line of credit (3)	December 2004	December 2009	4.74%	289,405	313,793	289,405	313,793
Perpetual Non-
cumulative Junior
Subordinated
Securities (4)	July 2005	Indeterminated	8.70%	977,530	1,040,561	977,530	1,040,561
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	538,197	522,647	538,197	522,647
Subordinated time
deposits (6)	December 2006	December 2016	104% of CDI	531,752	516,443	531,752	516,443
Subordinated time
deposits (7)	May 2007	May 2012	103.8% of CDI	614,693	-	614,693	-
Subordinated time
deposits (7)	May 2007	May 2012	103.9% of CDI	608,273	-	608,273	-
Subordinated time
deposits (7)	May 2007	May 2012	104% of CDI	203,076	-	203,076	-
Total				4,149,185	3,238,365	4,134,861	3,205,878
Short-term				16,183	456,721	16,136	437,215

Long-term				4,133,002	2,781,644	4,118,725	2,768,663
_________________

(1)	The debt was fully redeemed in April 2007.

(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(4)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	Subordinated time deposits can be redeemed from December 2011.
(7)	Subordinated time deposits can not be redeemed prior to contractual maturity.

(c) Sundry

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,758,037	1,488,662	1,758,037	1,488,662
Provision for labor and civil litigation (Note 14)	953,334	521,092	1,385,960	863,814
Payable related to insurance companies	-	-	744,250	588,684
Provisions for payroll and administrative
expenses	581,393	337,411	674,072	445,370
Credit on the release of real estate financing	26,892	23,056	26,892	23,056
Other	120,611	141,848	584,986	498,086
Total	3,440,267	2,512,069	5,174,197	3,907,672
Short-term	795,517	680,547	2,002,945	1,649,524
Long-term	2,644,750	1,831,522	3,171,252	2,258,148
_________________

(1)
Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$912,697 thousand (March 31, 2007 – US$726,035 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in July 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees, a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and your employees.

During the quarter ended June 30, 2007, the company sponsor contributions totaled R$3,659 (Six-month ended June 30, 2007 – R$11,147) in Unibanco and R$4,348 (Six-month ended June 30, 2007 – R$12,545) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align executive’s commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held on March 21, 2007, it was approved a change in the Stock Option Plan to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquirer Unibanco Units and, for each acquired Unit, each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Up to June 30, 2007, the options activity was as follows:

Issuance		Vesting period until	Exercise period until	Exercise Price per Unit (R$) (IPCA)	Quantity

Nº	Date				Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4,655	12,376,000	7,562,291	4,447,059	366,650
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5,455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	373,334	-	186,666
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3,452	700,000	233,334	400,000	66,666
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	160,000	206,000	80,000
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	1,027,526	1,244,000	1,192,474
16th	3rd quarter 2003	09.02.2008	09.01.2009	4,917	6,226,000	1,434,565	2,038,654	2,752,781
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	40,000	360,000	80,000
19th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	80,000	-	520,000
21th to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7,363	1,560,000	-	20,000	1,540,000
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 8,655	8,440,000	-	1,233,332	7,206,668
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10,139	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Up to 10,980	120,000	-	-	120,000
30th to 33th	3rd quarter 2006	08.30.2011	08.29.2012	Up to 16,044	630,000	-	80,000	550,000
34th and 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 18,279	500,000	-	-	500,000
TOTAL					37,232,240	11,316,464	10,079,045	15,836,731

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) on July 17, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

		June 30, 2007		March 31, 2007

	Outstanding shares	Treasury stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,292,350,412	4,089,060	1,296,439,472	1,296,439,472
Total	2,803,666,748	4,089,060	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights but have priority over common shares in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On June 30, 2007, the market value of Units is R$21.94.

At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the first half of 2007, R$556,101 of interest on own capital was recognized, calculated in accordance with article 9º of Law no. 9.249/95 with tax benefit from deductible was R$189,074. This amount were approval and paid R$473,819 up to July 31, 2007. The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax, comprising R$0.1615 (R$0.1373 net of applicable tax) per common share and R$0.1777 (R$0.1511 net of applicable tax) per preferred share.

The Units had interest on capital of R$0.3165 (R$0.2690 net of applicable tax) being R$0.1388 (R$0.1179 net of applicable tax) from Unibanco Holdings and R$0.1777 (R$0.1511 net of applicable tax) from Unibanco. The GDS had interest on capital of R$3.1649 (R$2.6902 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	June 30 ,	March 31,
	2007	2007
Legal reserve	641,612	570,534
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock	2,017,335	1,259,370
ii) Special dividends reserve	63,898	63,898
Total	2,722,845	1,893,802

(e) Treasury stock

During the quarter ended June 30, 2007, in accordance with the Stock option program (Note 16 (b)) the following changes in treasury stock occurred:

	June 30 , 2007		March 31, 2007

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the quarter	5,190,280	33,055	7,565,902	43,198
Conversion of own stocks	(550,610)	(4,762)	(1,187,811)	(7,183)
Sale of own stocks	(1,229,970)	(3,425)	(2,336,147)	(14,547)
Repurchase	679,360	3,478	1,148,336	11,587
Balance at the end of the quarter	4,089,060	28,346	5,190,280	33,055

The average cost was R$20.38 per repurchased Units, and the minimum and maximum price per share were R$17.87 and R$22.33, respectively.

(f) Changes in stockholders’ equity

	Quarter ended	Six-month ended
	June 30, 2007	June 30, 2007
Balance at the beginning of the period	10,286,091	9,920,857
Prior year adjustments	(7,268)	(24,388)
Purchase, sale of own stocks	4,709	14,852
Revenue reserves realization	(12,028)	(34,257)
Capital reserves	453	453
Fair value adjustments - marketable securities
and derivatives, net ofapplicable tax	14,225	54,984
Net income for the period	840,565	1,421,560
Revaluation reserve	(34)	(68)
Interest on own capital proposed	(328,821)	(556,101)
Balance at the end of the period	10,797,892	10,797,892

(g) Prior year adjustments

The effects of prior year adjustments, net of applicable taxes, are related, principally, to the calculation of income from derivative instruments.

18. Other Operating Income and Expenses

(a) Other operating income

	Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June, 30	June, 30	June, 30	June, 30
	2007	2007	2006	2006
Dividends/retained earnings received from
other investments	822	1,771	9,479	15,000
Other	(12,118)	1,639	38,672	62,136
Total	(11,296)	3,410	48,151	77,136

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June, 30	June, 30	June, 30	June, 30
	2007	2007	2006	2006
Dividends/retained earnings received from
other investments	18,052	54,831	26,992	36,838
Other	9,481	40,472	37,849	67,450
Total	27,533	95,303	64,841	104,288

(b) Other operating expenses

				Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June, 30	June, 30	June, 30	June, 30
	2007	2007	2006	2006
Provision for labor and civil litigations	22,114	114,862	101,766	193,085
Expense related to checks and billing, net	60,980	121,130	41,992	90,137
Foreign branches’ and subsidiary companies’
exchange loss	189,755	361,506	(17,594)	65,893
Amortization of goodwill on subsidiaries acquired	5,394	10,788	14,006	28,012
Other	71,624	216,723	44,592	94,310
Total	349,867	825,009	184,762	471,437

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June, 30	June, 30	June, 30	June, 30
	2007	2007	2006	2006
Provision for labor and civil litigations	151,922	283,736	52,234	146,030
Expense related to checks and billing, net	74,101	140,845	51,569	106,179
Foreign branches’ and subsidiary companies’
exchange loss	189,755	361,506	(17,637)	65,850
Amortization of goodwill on subsidiaries acquired	45,243	91,729	33,222	64,957
Other	141,792	245,602	175,562	243,554
Total	602,813	1,089,010	277,322	603,516

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	March 31,			June 30,
	2007	Increase	Realization	2007
Allowance for credit losses	433,028	50,653	43,968	439,713
Other provisions not currently deductible	579,411	758,860	111,312	1,226,959
Tax loss and negative basis of social
contribution carry-forwards	74,041	-	63,832	10,209
Social contribution carry-forwards
(Provisional Measure 2158-35)	250,685	-	19,788	230,897
Subtotal	1,337,165	809,513	238,900	1,907,778
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	43,691	-	4,152	39,539
Net deferred tax assets	1,380,856	809,513	243,052	1,947,317
Deferred tax assets	1,380,856	-	-	1,947,317

				Unibanco

	December 31,			June 30,
	2006	Increase	Realization	2007
Allowance for credit losses	409,006	134,800	104,093	439,713
Other provisions not currently deductible	558,182	1,002,491	333,714	1,226,959
Tax loss and negative basis of social
contribution carry-forwards	95,910	-	85,701	10,209
Social contribution carry-forwards
(Provisional Measure 2158-35)	254,654	-	23,757	230,897
Subtotal	1,317,752	1,137,291	547,265	1,907,778
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	65,205	-	25,666	39,539
Net deferred tax assets	1,382,957	1,137,291	572,931	1,947,317
Deferred tax assets	1,382,957	-	-	1,947,317

			Unibanco Consolidated

	March 31,			June 30,
	2007	Increase	Realization	2007
Allowance for credit losses	724,182	117,439	44,222	797,399
Other provisions not currently deductible	1,086,606	872,479	176,135	1,782,950
Tax loss and negative basis of social
contribution carry-forwards	495,497	5,837	114,777	386,557
Social contribution carry-forwards
(Provisional Measure 2158-35)	440,478	-	21,078	419,400
Subtotal	2,746,763	995,755	356,212	3,386,306
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	44,678	331	6,710	38,299
Deferred tax obligations	(136,125)	(58,269)	(25)	(194,369)
Net deferred tax assets	2,655,316	937,817	362,897	3,230,236
Deferred tax assets	2,791,441			3,424,605
Deferred tax liabilities	136,125			194,369

			Unibanco Consolidated

	December 31,			June 30,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	303,431	195,807	797,399
Other provisions not currently deductible	1,121,576	1,186,356	524,982	1,782,950
Tax loss and negative basis of social
contribution carry-forwards	519,989	23,934	157,366	386,557
Social contribution carry-forwards
(Provisional Measure 2158-35)	451,267	-	31,867	419,400
Subtotal	2,782,607	1,513,721	910,022	3,386,306
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	64,927	331	26,959	38,299
Deferred tax obligations	(91,041)	(103,377)	(49)	(194,369)
Net deferred tax assets	2,756,493	1,410,675	936,932	3,230,236
Deferred tax assets	2,847,534			3,424,605
Deferred tax liabilities	91,041			194,369

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date. On June 30, 2007, the expected realization of deferred taxes is as follows:

	Unibanco			Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2007	14,327	391,377	405,704	41,915	697,679	739,594
2008	12,154	521,320	533,474	24,153	799,971	824,124
2009	30,636	171,904	202,540	52,279	318,259	370,538
2010	25,133	585,365	610,498	48,141	754,099	802,240
2011	17,187	4,275	21,462	41,660	166,441	208,101
2012 to 2017	131,460	2,640	134,100	211,252	230,457	441,709
Total	230,897	1,676,881	1,907,778	419,400	2,966,906	3,386,306

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,641,624 in Unibanco and R$2,949,541 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

				Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2007	2007	2006	2006
Income before income tax and social
contribution, net of profit sharing	916,904	1,523,438	615,286	1,210,717
Income tax and social contribution expenses
at a rate of 25% and 9%	(311,747)	(517,969)	(209,197)	(411,644)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	32,187	107,714	91,997	154,004
Interest on capital paid, net	107,730	180,882	65,768	127,088
Permanent differences (net)	95,491	127,495	(15,944)	(11,810)
Income tax and social contribution for the period	(76,339)	(101,878)	(67,376)	(142,362)

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2007	2007	2006	2006
Income before income tax and social
contribution, net of profit sharing	1,107,969	1,937,469	758,762	1,478,806
Income tax and social contribution expenses
at a rate of 25% and 9%	(376,709)	(658,739)	(257,979)	(502,794)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	(60,908)	(115,660)	12,450	(10,477)
Interest on capital paid , net	116,592	197,788	65,733	136,317
Permanent differences (net)	99,189	145,032	21,331	71,141
Income tax and social contribution for the period	(221,836)	(431,579)	(158,465)	(305,813)

20. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007
Co-obligation and risks for guarantees
provided	10,605,721	9,915,805	10,558,265	9,856,362
Assets under management (mainly mutual
investment funds)	47,548,214	45,630,844	47,523,801	45,606,399
Lease commitments	-	-	12	14

21. Related-Party Transactions (Unibanco)

	June 30,	March 31,
	2007	2007
Assets
Cash and due from banks	461	80
Interbank investments	7,960,054	7,885,952
Marketable securities and derivative financial instruments (a)	14,507,371	14,099,825
Interbank accounts	8	15
Lending operations	20,048	60,739
Other credits
. Income receivable
Dividends and interest on capital	433,622	65,244
Negotiation and intermediation of securities	2,167	2,238
. Receivable accounts - subsidiary company	800,486	28,501

Liabilities
Deposits	16,342,742	15,368,172
Securities sold under repurchase agreements	3,922,275	5,011,514
Resources from securities issued
. Securities abroad	4,926,125	4,939,426
Interbank accounts	19,455	13,384
Borrowings	30,092	76,549
Derivative financial instruments	5,395	-
Other liabilities
Social and statutory	470,043	254,100
Subordinated debt	14,324	32,487
Sundry	33,878	27,817
___________________

(a) Include debentures issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$14,205,546 (March 31, 2007 - R$13,806,069).

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2007	2007	2006	2006
Revenues
Lending operations	521	1,565	3,504	5,991
Marketable securities	556,669	1,119,244	422,746	875,821
Derivative financial instruments	16,326	28,752	(9,614)	19,226
Services rendered	66,148	157,736	72,112	142,057
Other operating income	(2)	1	25	1,831

Expenses
Deposits and securities sold	536,636	1,152,402	259,533	531,980
Borrowings and onlendings	3,838	6,068	3,646	7,150
Other administrative expenses	10,243	21,788	12,646	22,838
Other operating expenses	6,200	13,446	2,550	6,288

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(d) Financial instruments recorded in the quarterly information and their to fair values are as follows:

				Unibanco

	June 30, 2007		March 31, 2007

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	12,655,203	12,749,649	12,446,497	12,540,631
Marketable securities	31,079,337	31,206,693	31,163,219	31,331,635
Lending operations	33,472,654	33,797,090	30,242,707	30,411,307
Derivatives, net	(1,958,307)	(1,958,307)	(870,774)	(870,774)

Liabilities
Interbank deposits	14,684,332	14,684,337	13,754,600	13,754,613
Time deposits	21,231,370	21,267,881	23,879,593	23,912,222
Mortgage notes	151,121	151,121	383,314	385,179
Debentures	1,264,720	1,263,524	-	-
Real estate notes	778,240	778,366	903,546	903,147
Resources from securities issued abroad	6,189,938	6,191,871	5,987,618	5,990,040
Subordinated debt (Note 15(b))	4,149,185	4,206,701	3,238,365	3,302,399
Other liabilities (Note 15(c))	1,758,038	1,743,061	1,488,662	1,470,268
Treasury stocks	28,346	44,857	33,055	47,206

			Unibanco Consolidated

	June 30, 2007		March 31, 2007

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,624,876	5,703,185	5,502,446	5,579,011
Marketable securities	24,732,167	25,166,224	25,593,435	25,902,820
Lending operations	39,906,546	40,199,631	36,706,275	36,972,316
Derivatives, net	(1,956,285)	(1,956,285)	(857,135)	(857,135)

Liabilities
Interbank deposits	879,515	879,515	567,949	567,949
Time deposits	19,901,787	19,938,299	22,885,355	22,917,984
Mortgage notes	175,126	175,126	406,635	408,500
Debentures	1,970,955	1,969,759	728,685	728,685
Real estate notes	778,240	778,366	903,546	903,147
Resources from securities issued abroad	1,263,813	1,265,177	1,048,193	1,050,097
Subordinated debt (Note 15(b))	4,134,861	4,192,209	3,205,878	3,269,614
Other liabilities (Note 15(c))	1,758,038	1,743,061	1,488,662	1,470,268
Treasury stocks	28,346	44,857	33,055	47,206

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 29, 2007 on the São Paulo Stock Exchange.

23. Statements of Cash Flows

	Unibanco

	Quarter ended June 30,2007	Six-month ended June 30,2007

Operating activities
Net income	840,565	1,421,560
Provision for credit losses	(142,493)	(172,642)
Deferred taxes	(234,851)	(247,971)
Provision of foreclosed assets	379	641
Gain on sale of foreclosed assets and fixed assets	3,588	4,963
Amortization of goodwill on subsidiaries acquired	5,394	10,788
Equity in results of subsidiary and associated companies	(453,317)	(948,682)
Exchange loss (gain) on foreign investments	138,819	274,645
Provision (reversal) for losses on other investments	(2,136)	(2,136)
Depreciation and amortization	56,974	111,374
Changes in assets and liabilities
Decrease (increase) in interbank investments	(11,193,506)	(9,179,473)
Decrease (increase) in marketable securities and derivative financial instruments	(259,165)	(10,260,601)
Decrease (increase) in Central Bank compulsory deposits	104,438	93,575
Net change in interbank and interdepartmental accounts	52,922	(185,736)
Decrease (increase) in lending operations	(3,088,898)	(4,116,404)
Decrease (increase) in leasing operations	(27,498)	(21,620)
Net change in foreign exchange portfolio	(49,007)	(450,146)
Decrease (increase) in other credits and other assets	(1,214,158)	(995,644)
Increase (decrease) in other liabilities	3,594,541	5,900,389
Increase (decrease) in deferred income	5,125	(317)
Net cash used in operating activities	(11,862,284)	(18,763,437)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	445,528	491,499
Proceeds from sale of foreclosed assets companies	10,587	25,352
Purchase from sale capital decrease in subsidiary and associated companies	(628,667)	(1,770,058)
Goodwill on acquisition of subsidiary companies	(412)	(412)
Proceeds from sale capital decrease in subsidiary and associated companies	111,182	111,182
Purchase of other investments	(1)	(14,338)
Proceeds from sale of other investments	4,651	4,651
Purchase of fixed assets	(25,252)	(49,514)
Proceeds from sale of fixed assets	4,589	4,589
Investment in deferred charges	(33,623)	(96,022)
Net cash used in investing activities	(111,418)	(1,293,071)

Financing activities
Increase (decrease) in deposits	(504,231)	1,001,047
Increase (decrease) in securities so ld under repurchase agreements	10,101,117	14,188,040
Increase (decrease) in resources from securities issued	1,109,541	3,437,499
Increase (decrease) in borrowings and onlendings	1,222,682	2,172,883
Increase (decrease), net in treasury stock	(7,319)	(19,405)
Dividends paid	(113,819)	(473,819)
Net cash provided by financing activities	11,807,971	20,306,245

Net increase in cash and due from banks	(165,731)	249,737

Cash and due from banks at the beginning of the period	1,617,188	1,201,720
Cash and due from banks at the end of the period	1,451,457	1,451,457
Net increase in cash and due from banks	(165,731)	249,737

	Unibanco Consolidated

	Quarter ended June 30, 2007	Six-month ended June 30, 2007

Operating activities
Net income	840,565	1,421,560
Provision for credit losses	30,723	35,864
Technical provisions for insurance, annuity products and retirement plans	440,133	907,492
Deferred taxes	(315,860)	(313,833)
Provision of foreclosed assets	2,518	3,569
Gain on sale of foreclosed assets and fixed assets	5,905	5,591
Amortization of goodwill on subsidiaries acquired	45,243	91,729
Equity in results of subsidiary and associated companies	(10,613)	(21,329)
Provision (reversal) for losses on other investments	(5,269)	(5,269)
Depreciation and amortization	93,447	181,836
Minority interest	45,568	84,330
Changes in assets and liabilities
Decrease (increase) in interbank investments	(11,135,199)	(7,862,975)
Decrease (increase) in marketable securities and derivative financial instruments	578,467	(5,983,101)
Decrease (increase) in Central Bank compulsory deposits	109,342	99,641
Net change in interbank and interdepartmental accounts	30,135	(153,727)
Decrease (increase) in lending operations	(3,172,221)	(3,995,761)
Decrease (increase) in leasing operations	(850,962)	(1,432,574)
Net change in foreign exchange portfolio	(49,007)	(450,146)
Decrease (increase) in other credits and other assets	(976,253)	(1,182,566)
Increase (decrease) in other liabilities	5,030,655	7,167,441
Increase (decrease) in deferred income	3,755	530
Net cash used in operating activities	(9,258,928)	(11,401,698)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	3,551	3,551
Proceeds from sale of foreclosed assets	18,753	48,299
Purchase/capital increase in investments in subsidiary and associated companies	(8,594)	(13,260)
Goodwill on acquisition of subsidiary companies	(412)	(412)
Proceeds from sale on capital decrease in subsidiary and associated companies	-	-
Purchase of other investments	(9,312)	(52,618)
Proceeds from sale of other investments	21,977	24,939
Purchase of fixed assets	(35,145)	(81,921)
Proceeds from sale of fixed assets	21,532	43,211
Deferred charges	(44,854)	(98,651)
Minority interest	889,616	911,513
Net cash provided by investing activities	857,112	784,651

Financing activities
Increase (decrease) in deposits	(1,531,572)	(2,100,599)
Increase (decrease) in securities sold under repurchase agreements	7,798,919	10,491,718
Increase (decrease) in reso urces from securities issued	1,101,075	1,127,594
Increase (decrease) in borrowings and onlendings	1,202,908	2,079,547
Increase (decrease), net in treasury stock	(7,319)	(19,405)
Dividends paid	(113,819)	(473,819)
Net cash provided by financing activities	8,450,192	11,105,036

Net increase in cash and due from banks	48,376	487,989

Cash and due from banks at the beginning of the period	1,788,773	1,349,160
Cash and due from banks at the end of the period	1,837,149	1,837,149
Net increase in cash and due from banks	48,376	487,989

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau (2006)), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	June 30,	March 31,
Combined balance sheet	2007	2007
Assets
Current and long-term assets	20,941,457	18,115,500
Cash and due from banks	431,880	194,535
Interbank investments	3,604,349	1,515,089
Marketable securities	13,129,576	12,085,876
Interbank accounts	171,744	175,976
Lending and leasing operations	2,691,259	3,489,118
Other credits and other assets	912,649	654,906
Permanent assets	175,265	188,888
Total	21,116,722	18,304,388

Liabilities
Current and long -term liabilities	17,210,369	14,156,735
Deposits	3,409,616	2,682,100
Securities sold under repurchase agreements	2,846,777	2,581,684
Resources from securities issued	1,167,575	1,006,832
Interbank accounts	28,666	43,879
Borrowings and onlending	2,708,350	2,447,319
Derivative financial instruments	1,634,713	1,210,946
Other liabilities	5,414,672	4,183,975
Deferred income	6,493	6,393
Minority interest	3	3
Stockholders’ equity	3,899,857	4,141,257
Total	21,116,722	18,304,388

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30 ,	June 30,	June 30,	June 30,
Combined statement of income	2007	2007	2006	2006
Revenue from financial intermediation	355,297	747,591	308,205	671,383
Expenses on financial intermediation	(235,127)	(467,408)	(166,899)	(376,693)
Reversal of provision for credit losses	(2,096)	(3,742)	(1,461)	(3,995)
Services rendered	17,793	37,441	19,337	38,171
Salaries, benefits, training and social security
and other administrative expenses	(17,237)	(34,140)	(15,213)	(30,603)
Financial transaction and other taxes	(482)	(965)	(1,197)	(1,776)
Other operating income (expenses)	(13,886)	(29,774)	287	2,862
Operating income, net	104,262	249,003	143,059	299,349
Results from non-recurring events	(29,670)	(29,670)	-	-
Non-operating income, net	(533)	(1,472)	(3,242)	(3,419)
Income tax and social contribution	(2,182)	(5,173)	(2,329)	(4,200)
Minority interest	-	(1)	(1)	(1)
Net income for the period	71,877	212,687	137,487	291,729

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A., and Unibanco AIG Warranty S.A.:

	June 30,	March 31,
Combined balance sheet	2007	2007
Assets
Current and long -term assets	11,573,175	10,793,463
Cash and due from banks	18,001	19,496
Marketable securities	9,402,880	8,927,201
Insurance credits and re-insurance	1,401,068	1,198,901
Other credits and other assets	751,226	647,865
Permanent assets	395 ,628	393,195
Total	11,968,803	11,186,658

Liabilities
Current and long -term liabilities	10,411,478	9,689,327
Technical provisions for insurance	2,246,613	2,090,667
Technical provisions for retirement plans	6,926,570	6,596,249
Insurance and re-insurance debts	509,441	509,441
Other liabilities	728,854	492,970

Deferred income	2,109	4,157
Stockholders’ equity	1,555,216	1,493,174
Total	11,968,803	11,186,658

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2007	2007	2006	2006
Retained premiums	957,870	1,942,315	757,115	1,544,256
Changes in technical reserves of insurance	(298,694)	(650,190)	(265,892)	(594,558)
Net claims incurred	(302,830)	(605,471)	(245,235)	(510,346)
Acquisition costs and other	(210,640)	(390,934)	(86,333)	(203,867)
Retained contributions income	188,821	421,547	212,358	405,042
Changes in technical reserves of private
retirement plan	(69,923)	(121,333)	(51,039)	(59,769)
Benefits and redem ptions expenses	(120,732)	(303,959)	(163,533)	(346,774)
Other operating income	36,532	70,503	49,486	128,655
Other operating expenses	(75,679)	(115,408)	(76,477)	(97,035)
Salaries, benefits, training and social security	(33,312)	(62,526)	(33,890)	(63,033)
Administrative expenses	(37,379)	(77,135)	(37,942)	(73,245)
Financial transaction and other taxes	(17,987)	(31,419)	2,668	(16,152)
Activities income	16,047	75,990	61,286	113,174
Financial income	293,648	557,960	246,456	532,906
Financial expenses	(200,217)	(431,189)	(187,996)	(396,368)
Operating income, net	109,478	202,761	119,746	249,712
Non-operating income, net	2,552	3,538	1,052	2,699
Income tax and social contribution	(24,032)	(45,273)	(22,482)	(48,031)
Profit sharing	(6,660)	(13,351)	(3,719)	(9,499)
Minority interest	-	-	(1,097)	(1,179)
Net income for the period	81,338	147,675	93,500	193,702

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. (61.414% - 100% in Unibanco Conglomerate) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

	June 30,	March 31,
Combined balance sheet	2007	2007
Assets
Current and long -term assets	6,657,164	6,192,710
Cash and due from banks	741	3,709
Interbank investments	6,605	3,769
Marketable securities	126,620	115,245
Interbank and interde partmental accounts	20,461	14,231
Lending operations	2,857,751	2,711,252
Deferred tax and prepaid taxes	641,601	612,026
Other credits and other assets	3,003,385	2,732,478
Permanent assets	480,338	460,624
Total	7,137,502	6,653,334
	-	-
Liabilities	-	-
Current and long -term liabilities	5,589,486	5,064,665
Deposits	1,618,746	1,557,339
Borrowings and onlendings	151,879	141,041
Resources from securities issued	198,399	207,045
Interbank and interde partmental accounts	69	139
Derivative financial instruments	20,832	3,692
Payable to merchants - credit card	3,318,900	2,971,711
Other liabilities	280,661	183,698
Minority interest	330,883	330,344
Stockholders’ equity	1,217,133	1,258,325
Total	7,137,502	6,653,334

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2007	2007	2006	2006
Revenue from financial intermediation	575,442	1,109,664	433,556	816,432
expenses on financial intermediation	(62,847)	(106,662)	(51,193)	(91,638)
Provision for credit losses	(127,961)	(238,736)	(134,806)	(274,910)
Services rendered	204,866	335,458	166,932	356,110
Salaries, benefits, training and social security
and other administrative expenses	(196,000)	(385,464)	(150,079)	(295,401)
Acquisition costs and other	(51,907)	(107,342)	(56,196)	(121,773)
Financial transaction and other taxes	(52,464)	(98,700)	(22,858)	(48,077)
Other operating income (expenses)	(85,571)	(173,544)	(71,780)	(43,895)
Operating income, net	203,558	334,674	113,576	296,848
Results from non-recurring events	(116,035)	(116,035)	-	-
Non-operating income, net	2,820	6,253	8,966	8,416
Income tax and social contribution	(53,817)	(105,123)	(54,142)	(98,721)
Profit sharing	(3,102)	(8,689)	(3,720)	(5,193)
Minority interest	(2,937)	(10,197)	(6,399)	(17,756)
Net income for the period	30,487	100,883	58,281	183,594

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

	June 30,	March 31,
Combined balance sheet	2007	2007
Assets
Current and long -term assets	4,656,845	4,476,308
Cash and due from banks	3,470	3,856
Interbank investments	347,195	689,348
Marketable securities	531,634	45,267
Interbank and interde partmental accounts	6,568	4,378
Lending operations	1,987,412	2,036,265
Other credits and other assets	1,780,566	1,697,194
Permanent assets	163,618	123,007
Total	4,820,463	4,599,315

Liabilities
Current and long -term liabilities	2,372,847	2,325,398
Deposits	1,198,570	1,254,210
Interbank and interde partmental accounts	6,286	4,010
Borrowings	3,837	5,638
Derivative financial instruments	30	161
Other liabilities	1,164,124	1,061,379
Minority interest	210,029	22,407
Stockholders’ equity	2,237,587	2,251,510
Total	4,820,463	4,599,315

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2007	2007	2006	2006
Revenue from financial intermediation	411,146	810,138	499,602	1,023,264
expenses on financial intermediation	(34,867)	(74,319)	(110,335)	(226,612)
Provision for credit losses	(158,327)	(301,792)	(235,523)	(471,783)
Services rendered	128,597	243,091	100,121	193,832
Salaries, benefits, training and social security
and other administrative expenses	(208,910)	(419,666)	(200,071)	(397,781)
Acquisition costs and other	(7,689)	(18,679)	(8,452)	(21,507)
Other operating income (expenses)	(45,795)	(84,237)	(26,858)	(54,200)
Financial transaction and other taxes	(36,862)	(73,002)	(32,094)	(66,106)
Operating income, net	47,293	81,534	(13,610)	(20,893)
Results from non-recurring events	(50,583)	(50,583)	-	-
Non-operating income, net	2,745	1,882	-	-
Income tax and social contribution	(8,008)	(6,278)	11,760	30,808
Profit sharing	(7,284)	(8,893)	(771)	(3,807)
Minority interest	1,818	2,293	240	32
Net income for the period	(14,019)	19,955	(2,381)	6,140

25. Other Information

(a) Assets leased to third parties, in the amount of R$4,928,105 (March 31, 2007 - R$3,657,124), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$4,355,287 (March 31, 2007 - R$3,156,272) and the residual value received in advance from these lessees amounts to R$1,706,168 (March 31, 2007 - R$1,235,312), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2007, the insurance coverage on properties and other assets in use totaled R$506,780 (March 31, 2007 - R$506,689) in Unibanco and R$1,056,557 (March 31, 2007 - R$1,095,467) in Unibanco Consolidated.

26. Results from Non-recurring Events

			2007

	Operational	Non-recurring	Total (1)
Changes in the investments of UPS subsidiary (Note 11(a) (7))	679,118	-	679,118
Sale of portion of investment in Serasa (Note 11(a) (4))	-	284,725	284,725
Labor provision (Note 14)	(242,602)	-	(242,602)
Civil provision (Note 14)	(182,688)	-	(182,688)
Tax provision (Note 14)	(146,447)	-	(146,447)
Provision for credit losses	(47,000)	-	(47,000)
Other provisions (2)	(141,706)	-	(141,706)
Results from non-recurring events	(81,325)	284,725	203,400
__________________

(1)	The amounts are presented net of applicable taxes.
(2)	Include, principally, provision for assets receivable financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income are as follows:

2007
Operating income before results from non-recurring events	1,983,526
Non-recurring events before tax effects	(561,706)
Operating income after non-recurring events	1,421,820

27. Subsequent Events

(a) In July 2007, Unibanco, through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., which represents 8.73% of the capital of that company, for the amount of R$1.5 billion.

(b) Stock Repurchase Program

On August 8, 2007, the Board, of Directors of both Unibanco and Unibanco Holdings approved the acquisition, of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 6 months as from August 10, 2007, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2007	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Braziliam Economy

In the second quarter of 2007, the macroeconomic figures remained favorable. During this period, mild inflation throughout the quarter caused the Central Bank to pursue the policy of gradual reduction in the Selic rate, which closed out the quarter at 12% p.y. In 2Q07, cumulative inflation (measured by IPCA) was 0.81%, down from 1.26%, verified in the previous quarter, in line with the Central Bank target.

Although the international scenario presented a higher volatility when compared to the previous quarter, the appetite for emerging market assets remained high. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$ 11.9 billion in 2Q07 – continued to offer a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 2Q07 at 161 basis points, a drop of 6 basis points compared to that registered at the end of 1Q07.

The improvement in the Brazilian sovereign risk allowed the Real currency to appreciate 6.1% in the quarter against the dollar, despite the Central Bank intervention in the FX market through US-Dollar purchase auctions (spot market). Such acquisitions raised the level of the Brazilian international reserves that ended the second quarter at US$ 147.1 billion, above the US$ 109.5 billion verified in the 1Q07.

Economic activity continued its recovering process during the 2Q07. The retail sales, according to IBGE, grew 0.5% in April from March, and, in May, increased for the fifth consecutive month, 0.5% from April – discounted the seasonal effect.

The debt/GDP ratio reached 44.7% in the end of May, a slightly drop when compared to 44.8% verified in the 1Q07, in accordance with the new GDP methodology calculation. The public sector primary surplus amounted to 4.3% of the GDP in the last 12 months, above the 2007 goal of 3.8% .

Performance

Unibanco’s net income reached R$ 841 million in 2Q07 and R$ 1.422 million in 1H07, up 53,5% and 33,1% when compared to 2Q06 and 1H06, respectively. Excluding the result from non recurring events in 2Q07 (refer to item – Non recurring events), net income was R$ 638 million, a 16,4% growth when compared to the same period last year.

The operating income before non recurring events increased 11,4% in 2Q07, reaching R$ 1.045 million.

Stockholders’ equity was R$ 10.798 million on June 30, 2007, up 10,0% from June, 2006. Annualized return on average equity (ROAE) reached 35,9% in 2Q07 and 29,3% in 1H07. Excluding the result from non recurring events, ROAE was 26,7% in the quarter and 25,1% in the semester.

Non Recurring Events

In June, Unibanco anounced the sale of part of its participation in Serasa. The total of 489.195 Serasa’s common shares was sold to Experian. The result before tax effects of this transaction was R$431 million. Unibanco and Experian executed a shareholders’ agreement that will allow Unibanco to participate on Serasa’s management by appointing a member to the Board of Directors.

Also in June, Unibanco informed that it has admitted a non financial company of Deutsche group as a minority shareholder in a non financial subsidiary, Unibanco Participações Societárias S.A. (“UPS”). Such participation was made in cash and, therefore, will assist with the financing of the long term expansion of the businesses of the Unibanco group by reducing the permanent assets and consequently increasing the operational capacity of the conglomerate.

The results from the sale of part of Serasa’s stake and from the change in participation on our subsidiary UPS were accounted as non recurring results, which also includes additional provisions.

The total amount of result from non recurring events was R$203 million in the quarter.

Assets

Unibanco’s total assets reached R$ 129.576 million, up 32,0% when compared to June 30, 2006. This growth is mainly due to the R$ 9,7 billion increase in total loans, particularly in payroll loans, car loans and credit cards portfolios, and the R$ 8,7 billion increase in marketable securities and foreign exchange portfolios. Annualized return on average assets (ROAA) before non recurring events was 2,1% in 2Q07, similar to 1Q07.

Credit Operations

In 2Q07, the Retail loan portfolio increased 12,0%, with a 19,3% growth in the commercial bank, 8,0% in SMEs and 6,7% in consumer credit companies portfolios. In the commercial bank, the highlights were payroll loans, up 49,7%, car loans, increasing 15,0%, and branch network, with 10,9% growth. The consumer credit companies portfolio evolution was mainly influenced by the 9,4% increase in credit card loan portfolio.

The Wholesale loan portfolio grew 6,9% during the quarter, despite the US dollar depreciation in the periods. Such evolution is a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans.

As a consequence, total loan portfolio increased 9,9% over the quarter, reaching R$ 51.644 million in June 2007.

The SME’s product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$ 3.685 million, reporting a 49,7% growth when compared to March 2007. Unibanco’s distribution channels in this segment comprise dealers, branch network, partnerships, and Bancred (joint-venture with Banco Cruzeiro do Sul).

Auto Financing

Car loans grew 15,0% in 2Q07 and 44,7% over the last 12 months. The motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate, decreased 54,5% in the last 12 months and 24,7% in the quarter. The total auto financing portfolio reached R$ 6.085 million in June 30, 2007. Unibanco operates nationwide in the auto financing segment through Unibanco Veículos and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Home Financing

The mortgage loan portfolio totaled R$ 1.586 million on June 30, 2007, which represents 19,7% of savings deposits and 3,1% of total loan portfolio. Unibanco has restructured its Home Financing department and increased its focus on this sector, in line with growth expectations for upcoming years.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of June 2007 was R$ 2.702 million, or 5,2% of the total loan portfolio, as follows:

•  R$ 1.253 million related to overdue credits, in compliance with Resolution 2,682;
•  R$ 745 for falling due credits, in compliance with Resolution 2,682;
•  R$ 704 million based on percentages above those required by the regulatory authority.

The total amount of R$ 704 million of excess allowance for loan losses, represents 26,1% of total allowance for loan losses

The more conservative approach in credit concession, adopted since mid-2005 and through 2006, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In June 2007, the balance of credits rated AA to C made up 94,8% of the total loan portfolio.

At the end of June 2007, credit operations classified E to H represented 4,3% of total loan portfolio. Allowance for loan losses over the credits rated E to H stood at 123% on June 30, 2007.

Allowance for loan losses as a percentage of overdue installments reached 128% at the end of June 2007, conveying the loan portfolio strength.

The non-accrual loan portfolio (overdue by 60 days or longer) improved from 5,1% of the total loan portfolio in March, 2007 to 4,5% in June, 2007. The total allowance for loan losses reached 115% of the non-accrual portfolio in June 2007.

The allowance for loan losses relative to total Wholesale loan portfolio was 0,9% in June 2007. This reflects a reduction in the risk assigned to specific individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 6,9% in June, 2007, in line with the better credit quality in certain portfolios of this segment.

In 2Q07, required provision stood at R$ 510 million, a decrease as a consequence of the improvement in loan portfolio quality. Provision for loan losses in 2Q07 was R$ 616 million – above the R$ 512 million of total net write-offs

Investments Abroad

Unibanco registered a total of US$ 2.071 million in investments abroad at the end of June 2007, compared to US$ 1.500 million in June 2006. Such growth is mainly due to the US$ 501 million capital increase in the last 12 months, which aims at supporting trade finance transactions and securities trading in international markets.

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 2Q07, the net account effect was R$ 57 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Funding

Total deposits and assets under management (AUM) stood at R$ 94.331 million in June 2007, R$ 47.527 million of which are assets under management. It is worth mentioning the evolution of collateralized debentures deposits, up 16,5% in the quarter.

The continuous improvement in the deposit mix is explained by a 4,8%, increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to March 2007. Core deposits represented 53,1% of total deposits in June 2007.

Local currency funding reached R$ 83.690 million at the end of June 2007, up 32,2 % from June 2006. This growth was mostly driven by Core Deposits CDs, funding obtained in the open market, debentures and mortgage notes, foreign exchange portfolio and subordinated debt.

Foreign currency funding reached R$ 19.982 million in June 2007, mantaining the same level of March 2007.

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	13,3	15,0

Changes in risk weighted assets	(1,0)	(2,4)

Changes in market risk coverage - interest rates	(0,1)	0,1

Changes in market risk coverage - foreign exchange rate	0,8	(0,6)

Reference equity growth	1,0	1,9

Tier I	0,5	0,9

Tier II	0,5	1,0

BIS Ratio on June 30th, 2007	14,0	14,0

Unibanco’s BIS ratio, as of June 30, 2007, reached 14,0%, above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of June 30, 2007:

	Reference Equity	BIS ratio (%)
	(R$ millions)
Tier I	10.844	10,5

Tier II	3.621	3,5

Total	14.465	14,0

In 1H07, the Central Bank changed capital adequacy rules regarding foreign exchange exposure (resolution 3,351 and 3,353), valid from July 2, 2007 on. Unibanco’s estimative for BIS ratio on July 31, 2007, according to the new Central Bank’s regulation, is 13.5% .

The fixed asset ratio was 41.2% in June 2007.

Efficiency Ratio

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices. That department’s mission is to implement a system similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution. As a consequence of operational efficiency management, the efficiency ratio reached 47,3% in 2Q07 vis-à-vis 48,8% verified in 1Q07, a 150 b.p. improvement.

Retail

In June 2007, Unibanco’s Retail segment reached approximately 25 million clients throughout the country, a 12% growth compared to the same period last year. Besides the increase in number of partnerships with retailers, this growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Dibens and Unibanco Veículos are the brands through which Unibanco finances cars and heavy vehicles; and in the payroll loans segment, Unibanco operates through dealers, its commercial bank, partnerships and Bancred (joint-venture with Banco Cruzeiro do Sul).

Payroll loans presented growth of 49,7 % when compared to March 2007. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio acquisitions, besides the recent partnerships established, especially with Bancred.

Auto financing portfolio grew 15,0% over the quarter, excluding motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate. The total financing portfolio reached R$ 6.085 million on June 30, 2007.

Given expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. The mortgage loan portfolio totaled R$ 1.586 on June 30, 2007.

As a result, total retail loan portfolio reached R$ 30.612 million, with R$ 20.883 million represented by individuals. In the quarter, the highlight was the 19,3% growth in the commercial bank portfolio.
Unibanco closed 2Q07 with a network of 947 branches and 302 corporate-site branches.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$ 9.729 million in June 2007, up 8,0% over the quarter. The continuous increase in products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard, Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s new partnerships, established during the second half of 2006, with Ipiranga Group, VR Group (UniVR) and Banco Cruzeiro do Sul (Bancred). These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$ 194 million net income in the quarter. The credit portfolio posted a 9,4% growth in the quarter, amounting to R$ 5.412 million in June 2007.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$ 5.958 million in 2Q07.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$ 2.843 milhões in June 2007, a 1,6% increase when compared to the previous quarter. In the last 12 months, the 4,4% decline in this portfolio is explained by the conservative credit approach, adopted by Unibanco in mid-2005, to certain portfolios of this segment, notably for unsecured personal loans.

Business result reached R$ 77 million in the first half of 2007, a 208,0% growth when compared to 1H06, due to an improvement in credit quality portfolio in the last 12 months, resulting in a 36,0% decline in provisions for loan losses.

Fininvest had 574 fully-owned stores, customer service centers (Núcleos de atendimento ao cliente - NACs), kiosks and mini-stores, and more than 11 thousand points-of-sale as of June 2007. At the same date, LuizaCred had 352 points-of-sale while PontoCred had 384.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Differentiated products and services such as cash management and derivatives were the highlights in the quarter. Cash management revenues, which includes, among others, fees and collection services, increased by 30% when compared to 2Q06.

In 1H07, Unibanco was the coordinator of Tegma Gestão e Logística S.A. primary and secondary equity offering, in the amount of R$585 million and lead coordinator of Suzano Papel e Celulose secondary equity offering, in the amount of R$612 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$1,989 during the semester, with a 11.7% market share, maintaining its 3rd place in the BNDES overall ranking. During 1H07, Unibanco also disbursed R$450 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$ 21.032 million, up 6,9% in the quarter and 16,9% over the past 12 months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 88 million in 2Q07 and R$ 158 million in 1H07. Operating income reached R$ 35 million in 2Q07, 20,7% growth compared to 2Q06. During 1H07, such evolution was 18,6% from 1H06, reaching R$ 70 milion. Combined revenues from the Insurance and Private Pension Plan businesses were R$ 2.930 million in 1H07, up 18,6% from 1H06.Consolidated technical reserves reached R$ 9.218 million at the end of the quarter.

During the last 12 months, the reduction in the Selic interest rate impacted Unibanco AIG’s strategies, which focused on operating results, reaching a ratio of operating income over net income above the insurance market average. Besides the impact of declining interest rates, the financial result was also affected by the several payments of Interest on Capital/Dividends, performed by the company during 2006 and 1H07 in the total amount of R$372 million.

In the quarter, it is worth mentioning the operating results of Unibanco AIG that posted a 20,7% growth when compared to 2Q06. The loss ratio was 46,1%, a 530 b.p. improvement in 1H07 compared to 1H06. The combined ratio reached 94,6% in 2Q07, better than the industry average.

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 8.2% market share (as of June 2007).

Unibanco AIG Seguros is the leader in the following segments: corporate, civil responsability, D&O (Directors and Officers), facultative risks, engineering risks and extended warranty products. At the D&O (Directors and Officers) segment Unibanco has an important position, with 59.5% market share.

With a strategy of intensifying its participation in the consumer segment, Unibanco AIG extended its product offering to retailers. To support this strategy, Unibanco AIG started to use alternative channels, offering, for example, additional products to clients that acquire extended warranty.

Net income from the private pension business in 2Q07 was R$ 18 million. In the quarter, revenues were R$ 360 million and technical reserves reached R$ 6.927 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues up to June 2007. The company ranked 2nd for the year (until June) in sales of corporate pension plans, with R$371 million in sales and a 18.2% market share, according to Fenaprevi.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 850 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended June 2007 with R$ 47.527 million in assets under management. Its market share as of June 2007 stood at 4.3% (source: Anbid).

With the reduction in the Selic interest rate over the last two years and the expectation of further reductions, Unibanco Asset Management kept on diversifying and increasing its client base, while focusing on high value-added products such as credit risk, multi-markets, off-shore and equity funds. In 2Q07, it is worth highlighting our fund of funds products, with R$ 6.0 billion in assets under management.

Standard & Poors affirmed in July, 2007 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

In 1H07, at the Private Bank, it is worth mentioning a strategy focused on efficiency improvement in portfolio management. With a large offering of high added-value products, such as derivatives and private equity funds, Unibanco has increased the options to clients that are looking for higher returns in a falling interest rate scenario. In 2Q07, the Private Bank posted a significant increase in assets under management, with 36,2% growth compared to the same period last year.

It is also worth mentioning the Social Investment private funds of Unibanco. Part of the returns and management fees is provided to social and educational projects.

Performance

Financial Margin

The financial margin after provision for loan losses, adjusted for the net effect of investments abroad, was R$ 2.076 million in 2Q07, up 10,2% when compared to 1Q07 and 20,4% from the same period last year, mostly explained by a higher credit volume and an improvement in the asset quality.

The structural change in the Brazilian market – declining interest rates, increasing bancarized population, rising payroll loans and GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in better quality loan portfolios, such as payroll loans and auto financing, and an increase in average loan duration. Such changes influenced financial margin and provision for loan losses, both with a declining trend.

The improvement in asset quality explains the 18,4% decrease in provision for loan losses in 2Q07 vis-à-vis 2Q06. Provision for loan losses represented 20,8% of the financial margin in June 2007, compared to 27,9% as of June, 2006, resulting in this significant reduction of 710 b.p.

Fee Income

Total fees reached R$ 910 million in 2Q07, a 4,7% growth from 1Q07. It is worth mentioning capital market fees and revenues from credit card operations.

The 3,7% increase in fee income in 1H07 compared to 1H06 was influenced by the impact of accounting reclassification of a portion of revenues in the operations of Redecard. Previously, these revenues were classified as fees from services rendered. Since 3Q06, they are classified as Other Operating Income and as Profit from Financial Intermediation. Previous quarters were not reclassified.

Excluding the revenues from Redecard, total fees increased 8,3% and 7,9% in 2Q07 vis-à-vis 2Q06 and 1H07 relative to 1H06, respectively.

Personnel and Administrative Expenss

In 1H07, personnel and administrative expenses decreased 4,6% from 2H06, largely due to efficiency gains and seasonal effect.

When comparing 1H07 to 1H06, the variation in personnel and administrative expenses of the companies under Unibanco’s direct management was 2,0%, below the 3.7% inflation in the period (as measured by IPCA), a very positive figure, considering the organic growth of business activities, Retail business commercial efforts and campaigns, and the wage increase arising from the collective bargaining agreement of September 2006.

Considering just the companies under Unibanco’s direct management, personnel expenses remained flat in 1H07 from 2H06. In comparison to 1H06, personnel expenses varied 1,7%, despite the Retail business commercial activities expansion, wage increases, and the additional payment of profit sharing in 1Q06.

The other administrative expenses posted a 7,4% decrease in 1H07 from 2H06, largely due to efficiency gains and seasonal effects in the last quarter of the year (higher volume of transactions).

Considering only the companies under Unibanco’s management, the change in 12 months was 1,3%, mainly due to efficiency project gains.

Subsequent Event

Redecard

On July 13, 2007, Unibanco, through a public offering, sold 53.798.700 Redecard’s shares, representing 8.73% of Redecard’s total capital. The result for Unibanco, before tax effects and considering the primary offering, is approximately R$1.5 billion.

Corporate Governance

Stocks

Unibanco Units gained 60% over the past 12 months. The Ibovespa increased 48% during the same period. The graphs below trace the stocks’ performance in both domestic and international markets over the periods specified:

Indexes

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 98%.

The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending August 2007.

Index	Weight (%) May to Ago -07

Ibovespa	1.946
IBrX-50	3.464
IBrX-100	3.012
IGC Corporate Governance Index	3.286
ISE Susteinability Index*	5.884

(*) Valid from December 2006 to November 2007.

Stock Repurchase Program

On August 8, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition, by Unibanco, of preferred shares issued by Unibanco and preferred shares issued by Unibanco Holdings, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings, remaining at the discretion of Unibanco’s Board of Officers the decision as to the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors.

The amount of shares to be acquired must not exceed: a) 20,000,000 preferred shares of Unibanco; and b) 20,000,000 preferred shares of Unibanco Holdings. The acquisition of shares must be made solely through the acquisition of Share Deposits Certificates (Units), traded in the Brazilian Market. Thus, Unibanco is authorized to acquire up to 20,000,000 Units.

The authorization will be valid for 6 months to be counted from August 10th, 2007, and the acquisition of the shares will be carried out at fair market value and through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital on July 31, 2007, according to the amounts specified in the table below:

R$ per share

	UBB-ON UBBR3	UBB-PN UBBR4	HOL-ON UBHD3	HOL-PN UBHD6	UNIT * UBBR11	GDS** NYSE-UBB

Gross Value	0.1227420	0.1350163	0.1050069	0.1050069	0.2400232	2.4002320
Net Value	0.1043307	0.1147638	0.0892559	0.0892559	0.2040197	2.0401970

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

SOX Certification

On June 15, 2007, Unibanco and Unibanco Holdings achieved the 404 section certification of Sarbanes-Oxley Law (SOX), known as SOX Certification, regarding internal controls over US GAAP Consolidated Financial Statements.

This achievement reaffirms Unibanco's commitment to the quality of the integrated management of process, risk and control, as well as the high quality standards of corporate governance practices adopted and the transparency of financial statements disclosure.

Human Resources

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 32,589 professionals, Unibanco invested over R$12 million during 1H07 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.
1H07 Human Resources highlights:

  2007 Trainee Program, recruited and trained 29 recently graduated students;
  Internal and external recruiting, and training of people through development programs to commercial departments, such as the General Manager, Attendance Manager and Retail Corporate Manager Development Programs, that involved more than 340 participants;
  In the supporting areas, the Programa de Melhoria Contínua em Qualidade (Continuous Quality Improvement Program) involved roughly 1,200 actions;
  Participation of 994 managers in the workshop of Jeito Unibanco (internal culture, which comprises 10 attitudes expected from each employee). The workshop aimed at promoting the actual implementation of Jeito Unibanco, which is essential to the establishment of the conglomerate’s high performance culture;
  More than 860 managers participated in one of the three modules of the People Management Program, that is offered since 2004 for managers who enter the organization or employees promoted to this position, with focus on the improvement of quality in people management;
  More than 40 thousand training actions in the conglomerate (24 thousand through e-learning and the remaining in attendance training).

Moreover, Unibanco has been undertaking employee satisfaction surveys since 1997 to monitor the organizational climate and take required actions to provide personal development. In 2007, the employee satisfaction and motivation index reached 86% of satisfied or very satisfied employees, up 1,700 b.p. from 1997.

Partnership Program

Unibanco has a Stock Option Plan, which aims to align executive’s commitment with long term results and reward exceptional performance. It is also an instrument to attract, retain and motivate talented people. In the Extraordinary Shareholders’ Meeting, held on March 21, 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco.

The Partnership Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco’s Units and, for each acquired Unit, he or she will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Social and Environmental Responsibility

Institutes

Unibanco is recognizably one of the most active companies in Brazil regarding social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles, pursuing the development and implementation of social-environmental responsible projects, mainly in education, culture and professional qualification.

Instituto Unibanco acts in social projects on education. Aware of its social goals, Instituto Unibanco pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in five main fronts:

  Extended Education;
  Teacher Training;
  Qualification for the Job Market;
  School Equivalency Programs;
  Environmental Education.

The main activities in 2Q07 were:

  Prêmio Instituto Unibanco (Unibanco Institute Awards) - The Unibanco Institute Awards pursues the recognition and dissemination of the academic research that focus on the enhancement of the public high school education.
  SuperAção na Escola (SuperAção at School) – Action carried out to support the project Jovem do Futuro (Youth of the Future), which had the goal of promoting improvements in the structure and infra-structure of public schools.
  Programa Junior Achievement (Junior Achievement Program) – This program has the goal of arousing the entrepreneur spirit, and stimulating ethic principles and personal development, offering the students basic notion of how a company works and a realistic vision of economy and private initiative. During 2Q07, 3,200 students were trained.
  Partnership with Seresa – Instituto Unibanco stablished a partnership with Serasa to search for information, targeting to guarantee more transparency and credibility in its deals with third-sector entities.

Instituto Moreira Salles (IMS) is a non-profit organization devoted to promoting and developing cultural programs. Throughout 2Q07, over 30 thousand people visited the Institute Cultural Centers and more than 750 thousand people attended the movie sessions sponsored by Unibanco.

The main activities sponsored by Instituto Moreira Salles, during 2Q07, were:

  IMS celebrated the 110th anniversary of the composer Pixinguinha (1897 – 1973) with an exhibition at the Rio de Janeiro Cultural Center, putting together documents, pictures and music transcripts primarily written by the artist. The institute also launched the collection available on its website in the Internet (www.ims.com.br);
  The launch of the CD Jobim Violão in partnership with the disc recorder Gaia Discos, the first disc of the artist Arthur Nestrovski – the disc is a set of 14 songs of Antonio Carlos Jobim (1927 – 1994) in guitar arrangements;
  The launch, at the São Paulo Cultural Center, of the book edited by IMS O enigma do homem célebre – Ambição e vocação de Ernesto Nazareth (The Enigma of The Illustrious Man – Ambition and Vocation of Ernesto Nazareth), written by Cacá Machado, which analyzes the historic, literary and musical aspects of the work of the composer Ernesto Nazareth (1863 – 1934) - whose collection is maintained by IMS – and which also brings a CD with some of the composer’s music played by the pianist Sonia Rubinsky;
  The institute started to maintain the library of the critic and rehersal artist João Alexandre Barbosa (1937-2006), studious of the development of the Brazilian critic thoughts that arranged an extent bibliography including authors such as Sílvio Romero, José Veríssimo, Araripe Jr. and Augusto Meyer, beyond the poets Paul Valéry and João Cabral de Melo Neto;
  The Brazilian Culture Ministery set a partnership with IMS through the Announcement of Support to the Brazilian Music Festivals, with the goal of identifying the needs of and the ways to make events of local and regional great impact.

Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique in Brazil, with more than 230 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In June 2007, Unibanco’s Microcredit initiative had already benefited approximately 14 thousand clients.

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - JUNE 30, 2007
FINANCIAL INSTITUTION

IDENTIFICATION	Corporate Legislation

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD	3 - CNPJ -	4 - CLASSIFICATION NON-LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 27.35
7 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 3,569,510
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 3,569,510

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNICARD BANCO MÚLTIPLO S.A.	3 - CNPJ 61,071,387/0001-61	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 11.08
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 239,244,367,903
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 239,244,367,903

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED BANCO FININVEST S.A.	3 - CNPJ 33.098.518/0001-69	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 99.99
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 14.05
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 10,555
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 10,555

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL	3 - CNPJ 65.654.303/0001-73	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 99.99
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 27.27
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 356,579,404
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 228,618,406

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2007	INSTITUTIONAL
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect on June 2007:

		Common shares/quotas		Preferred shares		Total

	Shareholders’
Shareholders	Nationality	Quantity	%	Quantity	%	Quantity	%

Unibanco – União de Bancos Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	1,467,184,984	97.08	162,258,502	12.52	1,629,443,486	58.03
- Treasury stocks		-	-	4,089,060	0.32	4,089,060	0.15
- Others		44,131,352	2.92	1,130,091,910	87.16	1,174,223,262	41.82
Total		1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	525,398,056	94.88	385,284	0.04	525,783,340	31.99
- Treasury stocks		-	-	14,144,159	1.30	14,144,159	0.86
- Others		28,337,848	5.12	1,075,322,340	98.66	1,103,660,188	67.15
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E, Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. on June 2007:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%

Controller	1,467,184,984	97.08	162,258,502	12.52	1,629,443,486	58.03

Management
Board of directors	234	-	5,221,166	0.40	5,221,400	0.19
Board of officers	212	-	4,649,657	0.36	4,649,869	0.17

Treasury stocks	-	-	4,089,060	0.32	4,089,060	0.15

Other shareholders	44,130,906	2.92	1,120,221,087	86.40	1,164,351,993	41.46

Total	1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Outstanding shares (**)	44,130,906	2.92	1,120,221,087	86.40	1,164,351,993	41.46
_____________________

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 8 preferred shares and 5,221,158 Units.
The amount recorded of preferred shares of the Board of Officers is composed by 3,190 preferred shares and 4,646,467 Units.

(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Audit Board was not installed in this date.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. on March 2007:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%
Controller	1,467,184,984	97.08	159,322,608	12.29	1,626,507,592	57.93

Management
Board of directors	234	-	5,040,744	0.39	5,040,978	0.18
Board of officers	392	-	3,820,444	0.29	3,820,836	0.14

Treasury stocks	-	-	9,960,856	0.77	9,960,856	0.35

Other shareholders	44,130,726	2.92	1,118,294,820	86.26	1,162,425,546	41.40

Total	1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Outstanding shares (**)	44,130,726	2.92	1,118,294,820	86.26	1,162,425,546	41.40
_____________________

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 8 preferred shares and 5,040,736 Units.
The amount recorded of preferred shares of the Board of Officers is composed by 646 preferred shares and 3,819,798 Units.

(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

Consider the capital increase with the issuance of bonus shares, homologate by Brazilian Central Bank on July 7, 2006, and effective on July 17, 2006 (Note 17(a)).

The Audit Board was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the quarter ended on June 30, 2007, Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$85.5 thousand, or approximately 12.0% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer